                            [VIVENDI UNIVERSAL LOGO]

                          QUARTER ENDED MARCH 31, 2004

                         OPERATING AND FINANCIAL REVIEW

                                  AND PROSPECTS

                                        &

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

                                AT MARCH 31, 2004

                               (FRENCH GAAP BASIS)

                                                    Unaudited, French GAAP Basis

[VIVENDI UNIVERSAL LOGO]

                               TABLE OF CONTENTS

A.- FIRST QUARTER OPERATING AND FINANCIAL REVIEW AND PROSPECTS (UNAUDITED)....................................    1
   1.             2004 SIGNIFICANT TRANSACTIONS...............................................................    1
      1.1. Changes in scope completed in the first quarter of 2004............................................    1
      1.2. Significant transactions occured after March 31, 2004..............................................    1
   2.             FIRST QUARTER RESULTS.......................................................................    2
      2.1. Consolidated statement of income...................................................................    2
      2.2. Adjusted net income (loss).........................................................................    3
      2.3. Comparison of the first quarter of 2004 versus the first quarter of 2003...........................    4
      2.4. Outlook............................................................................................    5
      2.5. Revenues and operating income by business segment..................................................    6
      2.6. Reconciliation of actual revenues and operating income to pro forma revenues and operating income
      and to revenues and operating income on a comparable basis..............................................    8
      2.7. Comments on revenues and operating income for Vivendi Universal's businesses.......................    9
   3.             LIQUIDITY UPDATE............................................................................   12
      3.1. Liquidity management and capital resources.........................................................   12
      3.2. Credit ratings.....................................................................................   12
      3.3. Cash flows.........................................................................................   13
      3.4. Description of Vivendi Universal's indebtedness....................................................   15
   4.             FORWARD LOOKING STATEMENTS..................................................................   18
B- CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2004 (FRENCH GAAP, UNAUDITED)...............................   19
   CONSOLIDATED STATEMENT OF FINANCIAL POSITION...............................................................   19
   CONSOLIDATED STATEMENT OF INCOME...........................................................................   20
   CONSOLIDATED STATEMENT OF CASH FLOWS.......................................................................   21
   CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY.............................................................   22
   NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES...........................................   23
   NOTE 2. GOODWILL...........................................................................................   23
   NOTE 3. SHAREHOLDERS' EQUITY...............................................................................   23
      3.1. Goodwill recorded as a reduction of shareholders' equity...........................................   23
      3.2. Bonds exchangeable and convertible into Vivendi Universal shares (OCEANE)..........................   24
   NOTE 4. MINORITY INTERESTS.................................................................................   24
   NOTE 5. OTHER EQUITY: NOTES MANDATORILY REDEEMABLE IN NEW SHARES OF VIVENDI UNIVERSAL......................   24
   NOTE 6. DEBT...............................................................................................   24
      6.1. Financial net debt as of March 31, 2004............................................................   25
      6.2. Financial net debt as of December 31, 2003.........................................................   26
      6.3. Long-term debt detailed by currency................................................................   26
   NOTE 7. OTHER FINANCIAL EXPENSES, NET OF PROVISIONS........................................................   27
   NOTE 8. GAIN ON BUSINESSES SOLD, NET OF PROVISIONS.........................................................   27
   NOTE 9. INCOME TAXES.......................................................................................   28
   NOTE 10. CONSOLIDATED STATEMENT OF CASH FLOWS..............................................................   28
      10.1. Depreciation and amortization.....................................................................   28
      10.2. Selected contribution data to consolidated statement of cash flows for the first quarter of 2004..   28
   NOTE 11. BUSINESS SEGMENT DATA.............................................................................   29
      11.1. Statement of Income...............................................................................   30
      11.2. Consolidation statement of financial position and consolidated statement of cash flows............   31
   NOTE 12. COMMITMENTS, CONTINGENCIES AND LITIGATION.........................................................   32
      12.1. Commitments and contingencies.....................................................................   32
      12.2. Litigation........................................................................................   32
C- SUPPLEMENTAL DATA: VUE PRO FORMA...........................................................................   S1

                                                    Unaudited, French GAAP Basis

A.- FIRST QUARTER OPERATING AND FINANCIAL REVIEW AND PROSPECTS (UNAUDITED)

Preliminary notes:

- Vivendi Universal considers the following non-GAAP measures to be important indicators of Vivendi Universal's operating or financial performance:

      - Adjusted net income (loss)

      - Revenue and operating income on a proforma or a comparable basis

      - Consolidated and proportionate cash flow from operations

      - Financial net debt

These measures are each defined in the appropriate section of this document. They should be considered in addition to, not as a substitute for, other measures reported in accordance with generally accepted accounting principles used to report the performance of Vivendi Universal. Moreover it should be noted that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.

- As a reminder, foreign currency transactions are translated into euros at the exchange rate on the transaction date. The resulting gains and losses are recorded in current period earnings.

1. 2004 SIGNIFICANT TRANSACTIONS

      1.1. CHANGES IN SCOPE COMPLETED IN THE FIRST QUARTER OF 2004

            1.1.1. Divestiture of Brazilian publishing operations

On February 2004, Vivendi Universal divested its interest in Atica & Scipione, publishing operations in Brazil, for a total consideration of E41 million.
The divestiture generated a capital loss of E8 million.

            1.1.2. Divestiture of Canal+ Group's stake in Sportfive

On March 18, 2004, RTL Group and Canal+ Group signed an agreement with Advent International for the sale of their interests in Sportfive. Beforehand, Canal+ Group and RTL Group acquired on March 31, 2004, Jean Claude Darmon's approximate 4.9% stake in Sportfive for a total of E55 million. The sale to Advent International of the 48.85% stake in Sportfive held by Canal+ Group, for which the group received E274 million in cash, was completed on June 25, 2004. In consequence, Advent International holds 75% and RTL Group 25% of interests in Sportfive.

As of March 31, 2004, the incidence of this divestiture, to be finalized at that date, was - E4 million (including a E11 million provision reversal).

      1.2. SIGNIFICANT TRANSACTIONS OCCURRED AFTER MARCH 31, 2004

            1.2.1. Combination of VUE and NBC forming NBC Universal
                  ("NBC-Universal Transaction")

On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement(1) for the combination of the respective businesses of National Broadcasting Company, Inc. (NBC) and Vivendi Universal Entertainment LLLP (VUE). This transaction was completed on May 11, 2004. The new company, called NBC Universal, is 80% owned by GE, with approximately 20% held by Vivendi Universal (through its subsidiary, Universal Studios Holding III Corp.). NBC Universal's assets include: the NBC Television Network, Universal Pictures, television production studios (NBC Studios and Universal Television), a portfolio of cable networks, the NBC TV stations group, Spanish-language TV broadcaster Telemundo and its 15 Telemundo stations, and interests in five theme parks. On a pro forma basis, in 2003, NBC Universal had revenues of more than $13 billion from a diverse group of complementary assets and EBITDA of approximately $3 billion.

As part of the NBC-Universal Transaction, GE paid at closing $3.65 billion of cash consideration, of which Vivendi Universal received approximately $3.4 billion. Vivendi Universal also benefited from an approximately $3.2 billion (of which $1.7 billion is related to VUE's debt, excluding any cash adjustments(2)) reduction in debt on a consolidated basis as a result of the deconsolidation of VUE. Beginning in 2006, Vivendi Universal will have the option to begin monetizing its ownership interest in NBC Universal at fair market value. Vivendi Universal initially holds three out of 15 seats on the board of directors of NBC Universal.

Under the terms of the NBC-Universal Transaction, (i) Vivendi Universal is responsible for certain economic costs associated with the existing VUE preferred interests, including the cost of the defeasance of certain covenants of the VUE Class A preferred interests and the net costs of the dividends on the VUE Class B preferred interests, and (ii) Vivendi Universal is entitled to certain economic benefits related to the value of the 56.6 million shares of InterActiveCorp stock transferred to NBC Universal as part of the NBC-Universal Transaction.

Under the terms of the NBC-Universal Transaction, Vivendi Universal pledged a portion of its NBC Universal stock to secure its obligations with respect to the defeasance of the VUE Class A preferred interests. In addition, so long as Vivendi Universal holds 3% of the capital stock of NBC Universal, GE will receive an additional non-pro-rata dividend from NBC Universal in order to

-------------------------
(1) Main shareholder agreements entered into with GE relating to NBC Universal are available at http://finance.vivendiuniversal.com.

(2) Please refer to section 3.1 "Liquidity management and capital resources"

                                                    Unaudited, French GAAP Basis
make GE whole for the after-tax cost of 94.56% of the 3.6% cash coupon on VUE Class B preferred interests. Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal Transaction relating to taxes, retained businesses and liabilities, the divestiture of certain businesses and other matters customary for a transaction of this type.

As part of the agreements with GE, Vivendi Universal received demand registration rights on its NBC Universal shares that it will be able to exercise beginning in 2006. GE will have the right to pre-empt any Vivendi Universal sale to the market and under certain circumstances Vivendi Universal will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on the fifth anniversary of the closing of the NBC-Universal Transaction, GE will have the right to call either (i) all of Vivendi Universal's NBC Universal shares or
(ii) $4 billion of Vivendi Universal's NBC Universal shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal Transaction. If GE calls $4 billion, but not all, of Vivendi Universal's NBC Universal shares, GE must call the remaining NBC Universal shares held by Vivendi Universal by the end of the 12-month period commencing on the sixth anniversary of the closing of the NBC-Universal Transaction.

The closing of the NBC-Universal Transaction was subject, among other things, to the defeasance of certain covenants of the VUE Class A preferred interets owned by InterActiveCorp. This defeasance was implemented in accordance with the terms of the VUE Partnership Agreement on May 11, 2004, immediately prior to the closing of the NBC-Universal Transaction.

Vivendi Universal's management believes that the NBC-Universal transaction should result in an after tax profit in dollars excluding the foreign exchange adverse effect. Actually, the carrying value in dollars of disposed assets does not exceed their transaction value in dollars. However, the sum of the capital gain in dollars and the negative cumulative translation adjustment recorded through retained earnings will result in a net capital loss.

      1.2.2. Canal+ Group

Divestiture of "flux-divertissement" business of StudioExpand: On June 7, 2004 Canal+ Group completed the sale of all the companies in the "flux-divertissement" division of its television production subsidiary, StudioExpand. This company is comprised of Adventure Line Productions, CALT, KM, Productions DMD and Starling. The sale of StudioExpand's last two businesses -- drama and documentaries -- is currently underway.

      1.2.3. Vivendi Telecom International: continuing the withdrawal

Kencell: In May 2004, Vivendi Universal sold its 60% stake in Kencell, Kenya's No. 2 mobile phone operator, for a cash sum of $230 million ( E190 million), fully collected on May 25, 2004. The stake was sold to Sameer Group, the shareholder that owns the other 40% of Kencell, Sameer Group having exercised its pre-emptive right.

Monaco Telecom: In June 2004, Vivendi Universal sold to Cable and Wireless its 55% stake in Monaco Telecom for a total consideration of E169 million in cash (including a E7 million dividend distribution).

2. FIRST QUARTER RESULTS

      2.1. CONSOLIDATED STATEMENT OF INCOME

Preliminary notes:

- On October 8, 2003, Vivendi Universal and GE signed a definitive agreement for the combination of NBC and VUE. This transaction, described above, was finalized on May 11, 2004 and resulted in the divestiture of 80% of Vivendi Universal's interest in VUE and a concurrent acquisition of approximatively 20% interest in NBC, resulting in an approximate 20% interest in NBC Universal.

      This transaction had no impact on Vivendi Universal's first quarter 2004 Financial Statements and will have an impact on second quarter 2004 Financial Statements. Since May 11, 2004, Vivendi Universal actually deconsolidated VUE and its interest in NBC Universal is accounted for using the equity method.

- Vivendi Universal considers adjusted net income (loss), a non-GAAP measure, to be an important indicator of the company's operating or financial performances. Vivendi Universal management focuses on adjusted net income (loss) as it better illustrates performances of continuing operations excluding most of the non-recurring items.

                                                    Unaudited, French GAAP Basis

                                                                                        Quarter ended March 31,
                                                                                     ----------------------------
                                                                                         2004            2003
                                                                                      -----------     ----------
(In millions of euros, except per share amounts)

Revenues                                                                              E     5 973     E    6 232

OPERATING INCOME                                                                      E       930     E      844

Financing expense                                                                            (162)          (180)
Other financial expenses, net of provisions                                                  (121)          (146)
                                                                                      -----------     ----------
Financing and other expenses, net                                                     E      (283)    E     (326)
                                                                                      -----------     ----------
INCOME BEFORE GAIN ON BUSINESSES SOLD, NET OF PROVISIONS, INCOME TAXES,
EQUITY INTEREST, GOODWILL AMORTIZATION AND MINORITY INTERESTS                         E       647     E      518

Gain on businesses sold, net of provisions                                                     11             81
Income tax expense                                                                           (297)          (307)
                                                                                      -----------     ----------
INCOME BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION AND MINORITY
INTERESTS                                                                             E       361     E      292

Equity in (losses) earnings of unconsolidated companies                           (a)          45            (72)
Goodwill amortization                                                                        (146)          (283)
                                                                                      -----------     ----------
INCOME (LOSS) BEFORE MINORITY INTERESTS                                               E       260     E      (63)
Minority interests                                                                           (266)          (256)
                                                                                      -----------     ----------
NET LOSS                                                                              E        (6)    E     (319)
                                                                                      ===========     ==========
LOSS PER BASIC SHARE                                                                  E     (0,01)    E    (0,30)
                                                                                      ===========     ==========
Weighted average common shares outstanding (in millions)                          (b)     1 071,5        1 070,1

(a) In 2003, include the equity in earnings of the Consumer Press Division, which was sold in February 2003.

(b) Excluding treasury shares recorded as a reduction of shareholders' equity (that is 3,166 shares as at March 31, 2004). The weighted average common shares outstanding including the potential dilution effect of outstanding convertible bonds and stock options represented approximately 1,207.7 million common shares as at March 31, 2004. The financial instruments with potential dilution effect that were in the money at that date represented approximately 96.7 million common shares out of 136.2 million common shares to be potentially issued.

      2.2. ADJUSTED NET INCOME (LOSS)

For the first quarter of 2004, the adjusted net income amounted to E239 million, versus an adjusted net loss of E56 million for the same period last year. This E295 million progress was achieved thanks to the improvement of operating results, no foreign exchange loss (versus a E80 million loss for the same period in 2003) and the improvement of equity in earnings of unconsolidated companies (profit of E45 million versus a loss of E72 million in 2003).

         Reconciliation of net loss to adjusted net income (loss):

                                                                                              Quarter ended March 31,
                                                                                     -----------------------------------------
                                                                                          2004           2003         Change
                                                                                      -----------     -----------    ---------
(In millions of euros)

NET LOSS                                                                          (a) E        (6)    E     (319)          313

   Adjustments
    Financial provisions and amortization of financial charges                    (b)         112           (378)          490
    Realized losses, net of financial provisions taken previously                 (c)           5            316          (311)
    Other non-operating, non-recurring items                                                    -            114          (114)
                                                                                      -----------     ----------     ---------
   Subtotal impact on other financial expenses, net of provisions                     E       117     E       52            65
    Gain on businesses sold, net of provisions                                    (a)         (11)           (81)           70
    Goodwill amortization                                                         (a)         146            283          (137)
    Income tax expense                                                                         (1)            34           (35)
    Minority interests on adjustments                                                          (6)           (25)           19
                                                                                      -----------     ----------     ---------
ADJUSTED NET INCOME (LOSS)                                                            E       239     E      (56)          295
                                                                                      ===========     ==========     =========

(a)  As reported in the consolidated statement of income.

                                                    Unaudited, French GAAP Basis

(b) As at March 31, 2004, comprised of reversal of provision accruals as a result of mark to market of interest rate swaps ( E42 million) and of DuPont shares ( E48 million) and other net financial provision accruals and amortization of financial charges of E22 million.

(c) As at March 31, 2004, comprised of capital losses on portfolio investments and marketable securities.

     2.3. COMPARISON OF THE FIRST QUARTER OF 2004 VERSUS THE FIRST QUARTER OF
     2003

REVENUES

For the first quarter of 2004, Vivendi Universal reported revenues of E5,973 million compared with E6,232 million for the first quarter of 2003, that is a 4% decline. On a pro forma basis(3), revenues were up 1%, and 7% at constant currency, compared with the first quarter of 2003. On a comparable basis(4), revenues were up 5%, and 11% at constant currency.

For an analysis of the revenues by business segment, please refer to section
2.7. "Comments on revenues and operating income for Vivendi Universal's businesses".

OPERATING INCOME

For the first quarter of 2004, operating income was E930 million, up 10% compared with E844 million for the same period last year. On a pro forma basis, operating income was up 27%, despite the negative impact from the euro/dollar average exchange rate. On a constant currency basis, pro forma operating income increased 32% (29% on a comparable basis).

For an analysis of the operating income by business segment, please refer to section 2.7. "Comments on revenues and operating income for Vivendi Universal's businesses".

FINANCING EXPENSE

In the first quarter of 2004, financing expense amounted to E162 million compared with E180 million for the same period in 2003. Average gross debt decreased to E13.0 billion in the first quarter of 2004 from E18.9 billion in the first quarter of 2003 including the E4 billion investment to increase Vivendi Universal's stake in SFR Cegetel Group in January 2003. Nonetheless, as a result of the refinancing of the debt at a time when Vivendi Universal's debt was poorly rated, the average cost of gross debt increased from 4.34% in the first quarter of 2003 to 5.27% in the first quarter of 2004, including management of interest costs.

OTHER FINANCIAL EXPENSES, NET OF PROVISIONS

In the first quarter of 2004, other financial expenses, net of provisions, amounted to E121 million compared to E146 million in the first quarter of 2003. In 2004, they were mainly comprised of financial provisions amounting to E102 million (mostly comprised of provision accruals as a result of the mark to market of interest rate swaps ( E42 million) and of DuPont shares ( E48 million)).

For the first quarter of 2003, other financial expenses, net of provisions amounted to E146 million principally comprised of foreign exchange losses of E80 million, financial provision of E42 million and fees related to the implementation of Vivendi Universal's refinancing plan of E10 million. In addition, financial losses for an amount of E420 million were compensated by the reversal of existing financial provisions for the same amount and therefore resulting in a neutral impact on the net income. This included a loss of E253 million on the sale of 32.2 million InterActiveCorp warrants, a loss of E104 million on put options on Vivendi Universal treasury shares, and a cost of E63 million representing the Veolia Environnement redeemable bonds (ORA) redemption premium.

GAIN ON BUSINESSES SOLD, NET OF PROVISIONS

For the first quarter of 2004, gain on businesses sold, net of provisions amounted to E11 million mainly comprised of the impact of the divestiture of Atica & Scipione (capital loss of E8 million) and the abandonment of Internet operations (gain of E31 million).

In the first quarter of 2003, gain on businesses sold, net of provisions totaled E81 million, mainly reflecting the E104 million gain on the divestiture of the Consumer Press division and the E15 million losses on the divestiture of Canal+ Technologies.

INCOME TAX EXPENSE

For the first quarter of 2004, income tax expense totaled E297 million compared with E307 million for the same period in 2003 which included E34 million of taxes on asset sales. For the first quarter of 2004, income tax paid amounted to E147 million.

-----------------------
(3) The pro forma information illustrates the effect of the divestitures of Telepiu in April 2003 and Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. The pro forma information is calculated as the actual results of Vivendi Universal's businesses less the actual results reported by each of the divested businesses in each period presented. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003. For a reconciliation of the actual revenues and operating income to the pro forma revenues and operating income, please refer to the section 2.6.

(4) Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, etc...), VUE (Spencer Gifts), VUP (Comareg and Atica & Scipione) and Vivendi Telecom Hungary, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group as if these transactions had occurred at the beginning of 2003. For a reconciliation of the actual revenues and operating income to revenues and operating income on a comparable basis, please refer to the section 2.6.

                                                    Unaudited, French GAAP Basis

EQUITY IN (LOSSES) EARNINGS OF UNCONSOLIDATED COMPANIES

As of March 31, 2004, equity in earnings of unconsolidated companies amounted to E45 million compared with a loss of E72 million as of March 31, 2003. This improvement was mostly driven by Elektrim Telekomunikacja which mainly benefited from the divestiture of Elnet, as well as the improvement of Universal Parks and Resorts results.

GOODWILL AMORTIZATION

For the first quarter of 2004, goodwill amortization declined 48% to E146 million, primarily due to the exceptional write-off recorded by Canal+ Group in the first quarter of 2003.

MINORITY INTERESTS

In the first quarter of 2004, the minority interest expense totaled E266 million, compared with E256 million for the same period in 2003, primarily comprised of minority interests at SFR Cegetel Group and Maroc Telecom.

NET LOSS

In the first quarter of 2004, net loss amounted to E6 million or E0.01 per share (basic and diluted) compared to a net loss of E319 million or E0.30 per share (basic and diluted) in the first quarter of 2003.

      2.4. OUTLOOK

Vivendi Universal maintains its 2004 outlook:

      - very strong growth in adjusted net income;

      - strong growth in operating income, excluding VUE and Telepiu(5);

      - stable consolidated cash flow from operations(6), excluding VUE and Telepiu(5);

      - net debt below E5 billion;

      - in a position to pay a dividend to its shareholders in 2005.

------------------------
(5) Telepiu has been consolidated until April 30, 2003; VUE has been consolidated until the closing of the NBC-Universal transaction that is May 11, 2004. At that date, NBC Universal has been accounted for using the equity method.

(6) For a definition of consolidated cash flow from operations, please refer to section 3.3. "Cash flows".

                                                    Unaudited, French GAAP Basis

      2.5 REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT

                                                                     AS PUBLISHED
                                                   -------------------------------------------------
                                                                Quarter Ended March 31,
                                                   -------------------------------------------------
                                                       2004             2003           % Change
                                                    ----------       ---------         ---------
(In millions of euros)

REVENUES

     Canal+ Group                                   E      923       E    1 166           -21%
     Universal Music Group                                 978            1 100           -11%
     Vivendi Universal Games                                77              106           -27%
     Vivendi Universal Entertainment                     1 493            1 446             3%
                                                    ----------       ----------         -----

     MEDIA                                          E    3 471       E    3 818            -9%

     SFR Cegetel Group                                   2 058            1 781            16%
     Maroc Telecom                                         376              357             5%
                                                    ----------       ----------         -----
     TELECOM                                        E    2 434       E    2 138            14%
     Other (a)                                              68              196           -65%
                                                    ----------       ----------         -----
     TOTAL VIVENDI UNIVERSAL                        E    5 973       E    6 152            -3%
                                                    ==========       ==========         =====
       (EXCLUDING VUP ASSETS SOLD IN 2003)

     VUP assets sold in 2003 (b)                             -               80             -
                                                    ----------       ----------         -----
     TOTAL VIVENDI UNIVERSAL                        E    5 973       E    6 232            -4%
                                                    ==========       ==========         =====

OPERATING INCOME (LOSS)

     Canal+ Group                                   E       74       E      158           -53%
     Universal Music Group                                 (16)             (28)           43%
     Vivendi Universal Games                               (45)             (24)          -88%
     Vivendi Universal Entertainment                       246              213            15%
                                                    ----------       ----------         -----
     MEDIA                                          E      259       E      319           -19%

     SFR Cegetel Group                                     552              465            19%
     Maroc Telecom                                         161              138            17%
                                                    ----------       ----------         -----
     TELECOM                                        E      713       E      603            18%

     Holding & Corporate                                   (46)             (71)           35%
     Other (a)                                               4               (7)            -
                                                    ----------       ----------         -----
     TOTAL VIVENDI UNIVERSAL                        E      930       E      844            10%
                                                    ==========       ==========         =====
       (EXCLUDING VUP ASSETS SOLD IN 2003)

     VUP assets sold in 2003 (b)                             -                -             -
                                                    ----------       ----------         -----
     TOTAL VIVENDI UNIVERSAL                        E      930       E      844            10%
                                                    ==========       ==========         =====

(a) Correspond to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

(b)   Correspond to Comareg sold in May 2003.

                                                    Unaudited, French GAAP Basis

The information presented on a pro forma and a comparable basis is calculated as the sum of the actual results of Vivendi Universal's businesses (the actual results reported by each of the divested businesses being excluded) and the effective results of each of the acquired business in each period presented. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

                                                                 Quarter Ended March 31,
                                     ---------------------------------------------------------------------------------
                                        AS
                                     PUBLISHED             PRO FORMA(a)                      COMPARABLE BASIS (b)
                                     --------- ------------------------------------  ---------------------------------
                                                                         % Change at                        % Change
                                                                          constant                          at constant
                                       2004         2003      % Change    currency      2003     % Change    currency
                                       ----         ----      --------    --------      ----     --------    --------
(In millions of euros)

REVENUES

  Canal+ Group                       E    923    E      930        -1%         0%    E    855        8%            9%
  Universal Music Group                   978         1 100       -11%        -5%       1 100      -11%           -5%
  Vivendi Universal Games                  77           106       -27%       -17%         106      -27%          -17%
  Vivendi Universal Entertainment       1,493         1 446         3%        21%       1 380        8%           27%
                                     --------    ----------       ---      -----     --------      ---         -----
  MEDIA                              E  3 471    E    3 582        -3%         7%    E  3 441        1%           11%
  SFR Cegetel Group                     2 058         1 781        16%        16%       1 807       14%           14%
  Maroc Telecom                           376           357         5%         9%         357        5%            9%
                                     --------    ----------       ---      -----     --------      ---         -----
  TELECOM                               2 434    E    2 138        14%        14%       2 164       12%           13%
  Other (c)                                68           196       -65%       -63%          86      -21%          -16%
                                     --------    ----------       ---      -----     --------      ---         -----
  TOTAL VIVENDI UNIVERSAL            E  5 973    E    5 916         1%         7%       5 691        5%           11%
                                     ========    ==========       ===      =====     ========      ===         =====
OPERATING INCOME (LOSS)

  Canal+ Group                       E     74    E       45        64%        64%    E     44       68%           68%
  Universal Music Group                   (16)          (28)       43%        36%         (28)      43%           36%
  Vivendi Universal Games                 (45)          (24)      -88%     -x2.2          (24)     -88%        -x2.2
  Vivendi Universal Entertainment         246           213        15%        36%         228        8%           27%
                                     --------    ----------       ---      -----     --------      ---         -----
  MEDIA                              E    259    E      206        26%        42%    E    220       18%           33%
  SFR Cegetel Group                       552           465        19%        19%         471       17%           17%
  Maroc Telecom                           161           138        17%        20%         138       17%           20%
                                     --------    ----------       ---      -----     --------      ---         -----
  TELECOM                            E    713    E      603        18%        19%    E    609       17%           18%
  Holding & Corporate                     (46)          (71)       35%        32%         (71)      35%           32%
  Other (c)                                 4            (7)        -          -           (7)       -             -
                                     --------    ----------       ---      -----     --------      ---         -----
  TOTAL VIVENDI UNIVERSAL            E    930    E      731        27%        32%    E    751       24%           29%
                                     ========    ==========       ===      =====     ========      ===         =====

(a) The pro forma information illustrates the effect of the divestitures of Telepiu in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003.

(b) Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, etc...), VUE (Spencer Gifts), VUP (Comareg and Atica & Scipione) and Vivendi Telecom Hungary, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group as if these transactions had occurred at the beginning of 2003.

(c) "Other" corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions. On a comparable basis, it does not include Comareg, Atica & Scipione, Vivendi Telecom Hungary nor Internet operations.

                                                    Unaudited, French GAAP Basis

      2.6. RECONCILIATION OF ACTUAL REVENUES AND OPERATING INCOME TO PRO FORMA REVENUES AND OPERATING INCOME AND TO REVENUES AND OPERATING INCOME ON A COMPARABLE BASIS

It is required under French GAAP (paragraph 423 of the French rule 99-02) to promote comparability, even though it should be noted that this information on a pro forma and on a comparable basis is not compliant with Article 11 of Regulation S-X under the U.S. Securities Exchange Act of 1934. Revenues and operating income on a pro forma and on a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.

                                                                         VUP assets
                                              AS                          sold in
QUARTER ENDED MARCH 31, 2003               PUBLISHED       Telepiu          2003       PRO FORMA
                                           ---------       -------          ----       ---------
                                                         (In millions of euros)
REVENUES

    Canal+ Group                           E   1 166       E  (236)      E        -    E     930
    Universal Music Group                      1 100             -                -        1 100
    Vivendi Universal Games                      106             -                -          106
    Vivendi Universal Entertainment            1 446             -                -        1 446
                                           ---------       -------       ----------    ---------
    MEDIA                                  E   3 818       E  (236)      E        -    E   3 582
    SFR Cegetel Group                          1 781             -                -        1 781
    Maroc Telecom                                357             -                -          357
                                           ---------       -------       ----------    ---------
    TELECOM                                E   2 138       E     -       E        -    E   2 138
    Other                                        196             -                -          196
                                           ---------       -------       ----------    ---------
    TOTAL VIVENDI UNIVERSAL                E   6 152       E  (236)      E        -    E   5 916
                                           =========       =======       ==========    =========
      (EXCLUDING VUP ASSETS SOLD
       IN 2003)
    VUP assets sold in 2003                       80             -              (80)           -
                                           ---------       -------       ----------    ---------
    TOTAL VIVENDI UNIVERSAL                E   6 232       E  (236)      E      (80)   E   5 916
                                           =========       =======       ==========    =========
OPERATING INCOME (LOSS)

    Canal+ Group                           E     158       E  (113)      E        -    E      45
    Universal Music Group                        (28)            -                -          (28)
    Vivendi Universal Games                      (24)            -                -          (24)
    Vivendi Universal Entertainment              213             -                -          213
                                           ---------       -------       ----------    ---------
    MEDIA                                  E     319       E  (113)      E        -    E     206
    SFR Cegetel Group                            465             -                -          465
    Maroc Telecom                                138             -                -          138
                                           ---------       -------       ----------    ---------
    TELECOM                                E     603       E     -       E        -    E     603
    Holding & Corporate                          (71)            -                -          (71)
    Other                                         (7)            -                -           (7)
                                           ---------       -------       ----------    ---------
    TOTAL VIVENDI UNIVERSAL                E     844       E  (113)      E        -    E     731
                                           =========       =======       ==========    =========
      (EXCLUDING VUP ASSETS SOLD
       IN 2003)
    VUP assets sold in 2003                        -             -                -            -
                                           ---------       -------       ----------    ---------
    TOTAL VIVENDI UNIVERSAL                E     844       E  (113)      E        -    E     731
                                           =========       =======       ==========    =========
                                                                                                  Vivendi    Telecom
                                                       Canal+   Spencer      Atica &               Telecom   Developpe   COMPARABLE
QUARTER ENDED MARCH 31, 2003               PRO FORMA   assets    Gifts      Scipione    Internet   Hungary     ment        BASIS
                                           ---------   ------    -----      ---------   --------   -------     ----        -----
                                                                          (In millions of euros)
REVENUES

    Canal+ Group                           E     930   E  (75)  E     -     E       -   E      -   E     -   E       -   E      855
    Universal Music Group                      1 100        -         -             -          -         -           -        1 100
    Vivendi Universal Games                      106        -         -             -          -         -           -          106
    Vivendi Universal Entertainment            1 446        -       (66)            -          -         -           -        1 380
                                           ---------   ------   -------     ---------   --------   -------   ---------   ----------
    MEDIA                                  E   3 582   E  (75)  E    66)    E       -   E      -   E     -   E       -   E    3 441
    SFR Cegetel Group                          1 781        -         -             -          -         -          26        1 807
    Maroc Telecom                                357        -         -             -          -         -           -          357
                                           ---------   ------   -------     ---------  ---------   -------   ---------   ----------
    TELECOM                                E   2 138   E    -   E     -     E       -   E      -   E     -   E      26   E    2 164
    Other                                        196        -         -           (33)       (30)      (47)          -           86
                                           ---------   ------   -------     ---------   --------   -------   ---------   ----------
    TOTAL VIVENDI UNIVERSAL                E   5 916   E  (75)  E   (66)    E     (33)  E    (30)  E   (47)  E      26   E    5 691
                                           =========   ======   =======     =========   ========   =======   =========   ==========
      (EXCLUDING VUP ASSETS SOLD
       IN 2003)
    VUP assets sold in 2003                        -        -         -             -          -         -           -            -
                                           ---------   ------   -------     ---------   --------   -------   ---------   ----------
    TOTAL VIVENDI UNIVERSAL                E   5 916   E  (75)  E   (66)    E     (33)  E    (30)  E   (47)  E      26   E    5 691
                                           =========   ======   =======     =========   ========   =======   =========   ==========
OPERATING INCOME (LOSS)

    Canal+ Group                           E      45   E   (1)  E     -     E       -   E      -   E     -   E       -   E       44
    Universal Music Group                        (28)       -         -             -          -         -           -          (28)
    Vivendi Universal Games                      (24)       -         -             -          -         -           -          (24)
    Vivendi Universal Entertainment              213        -        15             -          -         -           -          228
                                           ---------   ------   -------     ---------   --------  --------   ---------   ----------
    MEDIA                                  E     206   E   (1)       15     E       -   E      -   E     -   E       -   E      220
    SFR Cegetel Group                            465        -         -             -          -         -           6          471
    Maroc Telecom                                138        -         -             -          -         -           -          138
                                           ---------   ------   -------     ---------   --------   -------   ---------   ----------
    TELECOM                                E     603   E    -         -     E       -   E      -   E     -   E       6   E      609
    Holding & Corporate                          (71)       -         -             -          -         -           -          (71)
    Other                                         (7)       -         -           (12)        17        (5)          -           (7)
                                           ---------   ------   -------     ---------   --------   -------   ---------   ----------
    TOTAL VIVENDI UNIVERSAL                E     731   E   (1)  E    15     E     (12)  E     17   E    (5)  E       6   E      751
                                           =========   ======   =======     =========   ========   =======   =========   ==========
      (EXCLUDING VUP ASSETS SOLD
       IN 2003)
    VUP assets sold in 2003                        -        -         -             -          -         -           -            -
                                           ---------   ------   -------     ---------   --------   -------   ---------   ----------
    TOTAL VIVENDI UNIVERSAL                E     731   E   (1)  E    15     E     (12)  E     17   E    (5)  E       6   E      751
                                           =========   ======   =======     =========   ========   =======   =========   ==========

                                                                Unaudited, French GAAP Basis

      2.7. COMMENTS ON REVENUES AND OPERATING INCOME FOR VIVENDI UNIVERSAL'S BUSINESSES

            2.7.1. COMMENTS ON REVENUES AND OPERATING INCOME FOR MEDIA
                   OPERATIONS

VIVENDI UNIVERSAL'S MEDIA OPERATIONS (CANAL+ GROUP, UNIVERSAL MUSIC GROUP, VIVENDI UNIVERSAL GAMES AND VIVENDI UNIVERSAL ENTERTAINMENT) REVENUES FOR THE FIRST QUARTER OF 2004 AMOUNTED TO E3,471 MILLION, DOWN 9% AND UP 7% ON A
PRO FORMA BASIS(7) AT CONSTANT CURRENCY.

FOR THE FIRST QUARTER OF 2004, MEDIA OPERATIONS HAVE GENERATED E259 MILLION OF OPERATING INCOME, DOWN 19% AND UP 42% ON A PRO FORMA BASIS AT CONSTANT CURRENCY.

CANAL+ GROUP:

REVENUES:

Canal+ Group's reported first quarter revenues of E923 million in 2004, compared to E1,166 million in 2003. Neutralizing the effect of changes in scope of consolidation - primarily the sale of Telepiu at end-April 2003 - period-on-period growth came to 8%.

The revenues of all of the French pay-television operations of Canal+ Group grew during the period. The most notable development is the fact that the premium channel's revenues increased during the quarter. This highlights the commercial momentum of the channel. The significant growth in recruiting new subscribers to the premium channel in 2003 continued during the first quarter of 2004. The number of its new gross subscribers grew 20% over the same period last year. At the same time, its churn declined significantly. Its advertising revenues were up 38% in the first three months of the year, reflecting higher overall audience levels and satisfaction rates for the unscrambled programs.

In parallel, Canal+ Group's movie business was lifted by the first quarter of 2004 release of several films, notably "Podium" and "Les Rivieres Pourpres 2", in addition to continuing sales of the "Les Nuls l'Integrule" DVD.

OPERATING INCOME:

Canal+ Group's reported first quarter operating income of E74 million. Neutralizing the effect of changes in scope of consolidation - primarily the sale of Telepiu at end-April 2003 - period-on-period growth came at 68%.

All the French pay-television operations, the Group's core business, improved. This strong improvement was primarily driven by the Premium Channel's performance over the period. This activity benefited from the positive impact of the cost control process initiated by the management since 2003 and the significant increase in advertising, reflecting the larger overall audience and the higher satisfaction rate.

In parallel, the Group's movie business had several successful high margin releases such as "Les Rivieres Pourpres 2" and "Podium" in addition to continuing strong sales of the DVD "Les Nuls l'Integrule".

UNIVERSAL MUSIC GROUP (UMG):

REVENUES:

UMG's revenues of E978 million were 11% below last year due to adverse currency movements, the extraordinary success in 2003 of the debut release from 50 Cent not being repeated and ongoing weakness in the global music market, particularly in France, despite the recent upturn in the U.S. On a constant currency basis revenue declined 5% with growth in the U.K., Germany and Latin America, where strong sales of domestic and regional releases countered a weaker major artist international release schedule, offset by declines in North America and France. Best sellers in the quarter were the debut release from Kanye West, a Greatest Hits album from Guns N' Roses and strong carryover sales from The Black Eyed Peas, Sheryl Crow and No Doubt. Regional best sellers included Kou Shibasaki and Spitz from Japan, Paulina Rubio from Mexico, Finland's The Rasmus and Marco Borsato from the Netherlands.

In the U.S., total album unit sales for the industry as measured by SoundScan increased 9.2%, building upon the positive momentum of the fourth quarter of 2003. UMG's album market share fell to 26.6% versus 28.3% in 2003 when the debut release from 50 Cent scanned 3.7 million units on its way to becoming the best selling title of that year. UMG remained clear market leader, with a market share almost 10% higher than the nearest competitor.

OPERATING INCOME:

Operating income was a loss of E16 million versus a loss last year of E28 million. This improvement was driven by cost savings, particularly lower marketing and overhead expenses. This was partly offset by the margin impact of the drop in sales volumes and the increase in amortization expenses as a result of a reduction in the catalogue amortization period from 20 to 15 years as well as higher restructuring costs.

Major new releases for the remainder of the year include new albums from 50 Cent, Mariah Carey, Eminem, Nelly and U2 in addition to Greatest Hits from Jay Z, George Strait and Shania Twain.

--------------------------------
(7) The pro forma information illustrates the effect of the divestitures of Telepiu in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. Please refer to section 2.6. "Reconciliation of actual revenues and operating income to pro forma revenues and operating income and to revenues and operating income on a comparable basis >>.

                                                    Unaudited, French GAAP Basis

VIVENDI UNIVERSAL GAMES (VUG):

REVENUES:

In a traditionally low activity quarter, VUG's revenues in the first quarter amounted to E77 million, down 27% versus prior year (down 17% at constant currency). The decrease is due partially to significant inventory disposal sales made early 2003 and for the rest to slightly lower unit sales offset by significantly lower amounts of returns and price protections. The key titles for the quarter were Baldur's Gate Dark Alliance II, Counter Strike Condition Zero,
Simpsons: Hit & Run and the Crash franchise.

OPERATING INCOME:

VUG's operating loss for the first quarter was E45 million. This loss was approximately twice higher when compared to the same period last year. In January 2004, a new management team was put in place to implement a turn around plan. The first quarter results include costs associated with such turn around, including cancelling titles and reducing the carrying value of other titles to their estimated net realizable value. In addition, along the accounting rules set forth last year, substantially all internal development costs are currently expensed as incurred.

2004 will be a transition year. The new management team is focused on developing high quality games on a timely basis, actively reducing the operating costs basis and leveraging a world-wide organization.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE):

REVENUES:

VUE's revenues amounted to E1,493 million, up 3% and 21% at constant currency, due to strong performance at Universal Pictures Group and Universal Television Group. On a comparable basis and at constant currency, revenues grew 27%.

Universal Pictures Group's revenues increased 35% at constant currency principally due to stronger video performance from key titles such as American Wedding, Cat in the Hat, The Rundown, Intolerable Cruelty, and Lost in Translation compared to last year's 8 Mile, The Bourne Identity, and About A Boy. Theatrical revenues were also stronger due to the performance of Along Came Polly and Dawn of the Dead in 2004, versus The Life of David Gale in 2003.

Universal Television Group's revenues increased 15% at constant currency. Universal Television Production and Distribution revenues increased 17% principally due to increased licensing revenues for Law & Order: Special Victims Unit and increased production volume of other shows. Universal Television Networks, which includes USA Network and Sci Fi Channel, benefited from stronger advertising and affiliate revenues, which increased by 14%. This increase in revenues is largely attributable to the strong performance of programming on USA and Sci Fi including Monk, SVU, Mad Mad House and Stargate SG-1, along with a stronger advertising market, an increased number of subscribers and higher average subscriber rates.

At constant currency, revenues at Universal Parks and Resorts held steady versus prior year, while revenues at Universal Studios Networks, a group of international cable channels, improved by 9%, primarily due to increased subscribers at 13th Street France.

OPERATING INCOME:

VUE's operating income increased E33 million or 15%, mainly due to a strong performance at Universal Television Group and the improvement in Universal Parks and Resorts and other. On a comparable basis and at constant currency, operating income grew 27%.

Universal Pictures Group's operating income was down 13% (up 2% at constant currency) when compared to the same period last year. Universal Television Group's operating income increased 14% (up 33% at constant currency). Operating income at Universal Parks and Resorts improved 36% (up 25% at constant currency) versus prior year mainly due to theme park attendance gains at Universal Studios Hollywood.

      2.7.2. Comments on revenues and operating income for Telecom operations

VIVENDI UNIVERSAL'S TELECOM OPERATIONS (SFR CEGETEL GROUP AND MAROC TELECOM) REVENUES FOR THE FIRST QUARTER OF 2004 AMOUNTED TO E2,434 MILLION, UP 14%, AT CONSTANT CURRENCY.

FOR THE FIRST QUARTER OF 2004, TELECOM OPERATIONS HAVE GENERATED AN OPERATING INCOME OF E713 MILLION, UP 18% AND 19% AT CONSTANT CURRENCY.

SFR CEGETEL GROUP:

REVENUES :

SFR Cegetel Group's consolidated revenues for the first quarter of 2004 increased by 16% (and 14% on a comparable basis(8)) to E2,058 million.

Mobile telephony achieved a revenue growth of 12%(9) (and 15% on a comparable basis) to E1,755 million, driven by continuing growth trends of customer base and favorable ARPU(10) evolution.

Annual rolling ARPU grew 3% to E435 compared to the first quarter of 2003, due to improved customer mix to 58.5% of postpaid against 54.2% at the end of March 2003 and ongoing take-up of available data services.

--------------------------------

(8) Comparable basis illustrates the full consolidation of Telecom Developpement as if the merger had occurred at the beginning of 2003.

(9) Please note that further to the merger of SFR and Cegetel Groupe SA and also to better reflect the performances of each separate business, SFR Cegetel
Group has reallocated holding and other results, which were previously reported in the "fixed and other" line renamed "fixed and internet", to the "mobile" line. As a consequence, SFR Cegetel Group's breakdown of results by business differs from figures published in 2003.

(10) ARPU (Average Revenue Per User) is defined as revenues net of promotions excluding roaming in and equipment sales divided by average ART total customer base for the reference period.

                                                    Unaudited, French GAAP Basis

ARPU for non-voice services increased 49% to E43 for the twelve months ending March 2004. This has been partly driven by Vodafone Live! which recorded 254,000 net new customers in the first quarter taking the Multimedia service portal customer base to 584,000, five months only after the launch.

Fixed telephony and Internet's revenues are up 39%(9) (and 9% on a comparable basis) to E303 million, mainly explained by favorable evolution of voice and data customer numbers along with growing retail and wholesale broadband Internet activity.

Total voice client lines grew 10% to 3.8 million while data sites are up 54% to 21,500 at the end of March 2004. Cegetel achieved good results in broadband Internet taking its ADSL customer base (retail and wholesale) to 275,000 at the end of the quarter.

OPERATING INCOME:

In the first quarter of 2004, SFR Cegetel Group's operating income grew 19% (and 17% on a comparable basis(7)) to E552 million.

The mobile telephony revenues growth combined with strong control of customer acquisition and retention costs, led to an increase of 18%(9) (also 18% on a comparable basis) in operating income to E557 million.

Fixed telephony and Internet's reported operating loss of E5 million for the first quarter of 2004, compared with a loss of E8 million(9) (and a loss of E1 million on a comparable basis) in 2003, the growth in revenue being more than offset by start-up costs of the broadband Internet offer launched in January 2004.

MAROC TELECOM:

REVENUES:

Maroc Telecom's first quarter 2004 revenues amounted to E376 million up 5% versus the first quarter of 2003, and up 9% at constant currency.

Mobile revenues were up 11% (+15% at constant currency). This good result was mainly driven by strong outgoing traffic in prepaid and postpaid, higher handset revenue, strong roaming revenue and increasing incoming traffic from fixed customers.

Fixed revenues were up 1% (4% at constant currency) reflecting a strong outgoing traffic due to a higher customer base and a strong incoming international revenue mainly due to a higher international traffic despite the loss of Meditel international traffic.

OPERATING INCOME:

Operating income amounted to E161 million, up 17% compared with the first quarter of 2003 (up 20% at constant currency). Operating margin was up 4 points to 43%.

This strong performance was achieved thanks to revenues growth (which were up 9% at constant currency), efficient cost management and lower bad debt. These positive effects were slightly offset by fixed higher termination costs and by a higher number of sold handsets (up 20% versus 2003) for the mobile operations.

      2.7.3. Comments on revenues and operating income for Holding & Corporate and Other operations

HOLDING & CORPORATE:

OPERATING INCOME:

For the first quarter of 2004, Holding & Corporate's operating income improved by 35%: operating losses decreased from E71 million in the first quarter of 2003 to E46 million in the first quarter of 2004. This improvement is mainly the result of the cost reduction plan.

OTHER:

REVENUES:

Revenues for the other operations decreased by 65% to E68 million mainly due to changes in scope. For the first quarter of 2004, the latter correspond to the divestitures of Vivendi Telecom Hungary and of Vivendi Universal Publishing's operations in Brazil (Atica & Scipione) and to the abandonment of Internet activities.

OPERATING INCOME:

Operating income for the other operations amounted to E4 million for the first quarter of 2004 compared to a E7 million loss for the first quarter of 2003. This improvement is mainly due to changes in scope as well as reduction of Vivendi Valorisation's losses.

                                                    Unaudited, French GAAP Basis

3.    LIQUIDITY UPDATE

      3.1.  LIQUIDITY MANAGEMENT AND CAPITAL RESOURCES

The net debt of the company amounted to E11.6 billion as of March 31, 2004, stable compared to December 31, 2003. Cash flow generated by the businesses (including E1.3 billion cash flows from operations(11) for the first quarter of 2004, a 51% increase compared to last year on a pro forma basis) has been offset by the dividends distributed by the telecom businesses to the minority shareholders (E0.8 billion went to the minority shareholders on a total amount of E1.7 billion ,for more details, please refer to section 3.3.3).

At the closing of the NBC-Universal transaction, May 11, 2004, Vivendi Universal received approximatively E3 billion(12) and repaid the E1.8 billion drawn portion of the E3 billion multicurrency revolving credit facility, the E1 billion Tranche B of the E2.5 billion credit facility and the (pound)136 million loan contracted by UMO. In addition, from that date, Vivendi Universal deconsolidated approximatively $1.7 billion of debt as a result of the deconsolidation of VUE, including the $920 million loan and the $750 million securitization program.

At the same time, the E2.7 billion credit facility, which was signed on February 25, 2004, was set up and drawn down on June 30, 2004, for an amount of E700 million in connection with the tender offer on Senior Notes.

On May 25, 2004, Vivendi Universal launched a tender offer to purchase E1 billion in aggregate principal amount of the euro-denominated 9.50% Senior Notes and the dollar-denominated 9.25% Senior Notes and the 6.25% Senior Notes denominated in euros and U.S. dollars. Concurrently with this offer, holders of the notes have been solicited to waive covenants attached to the notes. Then, this offer was amended and its size was increased to E2.4 billion in aggregate cash consideration. On June 29, 2004, it terminated with a tender rate of 96.4% for the 9.50% and 9.25% Senior Notes and a tender rate of 72.0% for the 6.25% Senior Notes, for an aggregate cash consideration of approximately
E2.3 billion, leading to the fall away of the covenants attached to the notes.

On June 23, 2004, Vivendi Universal also placed a E700 million note issue with European institutional investors. The notes, issued in euros on July 12, 2004, have a three-year maturity and a yield of three month Euribor + 60 basis points (approximately 2.723% as of June 23, 2004). At the same time, Vivendi Universal decided to reduce its E2.7 billion syndicated credit facility to E2.5 billion.

On June 4, 2004, SFR received an underwritten commitment expiring on July 30, 2004, from a group of banks for E1 billion to refinance certain existing indebtedness. This revolving credit facility shall include negative pledge and disposal clauses. In addition, it shall provide for customary conditions precedent, covenants (financial ratios) and events of default provisions.

Please note that:

Vivendi Universal's cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular:

      - Dividends and other distributions (including payment of interest, repayments of loans, other returns on investment or other payments) from our subsidiaries are restricted under certain agreements. Some of Vivendi Universal's subsidiaries that are less than wholly-owned are unable to pool their cash with us and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR Cegetel Group and Maroc Telecom.

      - Since January 1, 2004, SFR Cegetel Group implemented the dividend distribution plan agreed by its two main shareholders, which in particular involves the distribution of premiums and reserves and the introduction of quarterly advance dividend payments. SFR Cegetel Group is planning to distribute approximately E3.2 billion to its shareholders in 2004, E0.9 billion of exceptional dividends, E1.2 billion of 2003 current dividends and E1.1 billion advance on fiscal year 2004 dividends. A total of approximately E1.8 billion is expected to be paid to Vivendi Universal.

      - The ability of Vivendi Universal's subsidiaries to make certain distributions also may be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments.

      - The principal terms of Vivendi Universal's outstanding credit facilities and other indebtedness are described below in section 3.4 "Description of Vivendi Universal's Indebtedness". Under these facilities, Vivendi Universal and some of its subsidiaries are subject to certain financial covenants which require them to maintain various financial ratios. As at March 31, 2004, management confirms that Vivendi Universal complied with all financial ratios described hereunder.

      - The Business Combination Agreement between Vivendi Universal, General Electric and NBC carries specific provisions related to the functioning of the intercompany loan between VUE and Vivendi Universal between September 30, 2003 and May 11, 2004, the completion date of the NBC-Universal transaction. As of September 30, 2003, the balance in the intercompany loan was $562 million. From this date, Vivendi Universal has received the full amount of the cash flow generated by VUE through this intercompany loan (i.e. approximately $700 million) which was reimbursed to VUE as of May 11, 2004. Since that date, Vivendi Universal, which received a first dividend of E224 million the first week of June, has a limited access to the cash flows generated by NBC Universal, an entity in which it has an approximate 20% interest.

      3.2.  CREDIT RATINGS

On March 3, 2004, Moody's upgraded the senior implied rating to Ba2 (from Ba3) and the senior unsecured debt rating to Ba3

--------------------------------
(11) For a definition of cash flow from operations, please refer to section 3.3 "Cash flows".

(12)  Before minority shareholders and other.

                                                    Unaudited, French GAAP Basis

(from B1), both remaining under review for possible upgrade.

On May 12, 2004 following the closing of the NBC-Universal transaction, Fitch has assigned a BBB- rating with stable outlook to Vivendi Universal's debt.

On June 1, 2004, Standard and Poor's upgraded Vivendi Universal's long term corporate unsecured debt and its corporate debt rating to BBB- with stable outlook while Moody's raised Vivendi Universal's long term unsecured debt rating and its implied rating to Ba1 with positive outlook.

      3.3.  CASH FLOWS

                  3.3.1. Condensed statement of cash flows

                                                                            Quarter Ended March 31,
                                                                          -------------------------
                                                                             2004           2003
                                                                          ----------    -----------
(In millions of euros)

Net cash provided by operating activities                                 E    1 288    E       765
Net cash provided by (used for) investing activities                            (385)        (3 560)
Net cash provided by (used for) financing activities                          (2 248)        (1 376)
Foreign currency translation adjustment on cash and cash equivalents               8            318
                                                                          ----------    -----------
CHANGE IN CASH AND CASH EQUIVALENTS                                       E   (1 337)   E    (3 853)
                                                                          ==========    ===========

                  3.3.2. Net cash provided by operating activities

Vivendi Universal considers the non-GAAP measures called cash flow from operations and proportionate cash flow from operations to be important indicators measuring the Company's operating performance, because they are commonly reported and used by the international analyst community, investors and others associated with certain media and communication industries. The Company manages its various business segments on the basis of operating measures that exclude financing costs and income taxes. Cash flow from operations excludes the effect of these items, and includes the effect of capital expenditures and divestitures. Proportionate cash flow from operations is defined as cash flow from operations excluding the minority stake in all less than 100%-owned entities. The Company's management uses cash flow from operations for reporting and planning purposes.

For the first quarter of 2004, consolidated cash flow from operations was E1,268 million, versus E840 million for the same period in 2003, on a pro forma basis.

Proportionate cash flow from operations was E873 million, versus E444 million, in the first quarter of 2003, on a pro forma basis. This strong performance is the result of Vivendi Universal's continuing focus on cash generation and the significant improvements achieved at Canal+ Group, VUE, Holding & Corporate, VU Games and Maroc Telecom.

Reconciliation of net cash provided by operating activities to cash flow from operations and proportionate cash flow from operations:

                                                                              Quarter Ended March 31,
                                                                              -----------------------
                                                                                 2004         2003
                                                                              ----------    ---------
(In millions of euros)

NET CASH PROVIDED BY OPERATING ACTIVITIES, AS REPORTED                        E    1 288     E   765
Deduct:
     Capital expenditures                                                           (277)       (236)
     Proceeds from sales of property, plant, equipment and intangible assets          16           9
                                                                              ----------     -------
   Capital expenditures, net of proceeds                                            (261)       (227)
Add back:
   Income taxes: cash                                                                147         228
   Financing costs: cash                                                              82         167
   Other: cash                                                                        12          (4)
                                                                              ----------     -------
CASH FLOW FROM OPERATIONS (i.e. BEFORE INCOME TAXES, FINANCING
COSTS AND AFTER RESTRUCTURING COSTS)                                          E    1 268     E   929
Add:                                                                          ==========     =======
   Pro forma adjustments                                                               -         (89)
                                                                              ----------     -------
PRO FORMA(13) CASH FLOW FROM OPERATIONS (I.E. BEFORE INCOME TAXES,
FINANCING COSTS AND AFTER RESTRUCTURING COSTS)                                E    1 268     E   840
Deduct:                                                                       ==========     =======

   Cash flow attributed to minority interests                                       (395)       (396)
                                                                              ----------     -------
PRO FORMA PROPORTIONATE CASH FLOW FROM OPERATIONS                             E      873     E   444       97%
                                                                              ==========     =======       ==

---------------------
(13) For a definition of pro forma, please refer to Section 2.2, page 4.

                                                     Unaudited,French GAAP Basis

                  3.3.3. Net cash provided by (used for) investing and financing activities

The table below is presented in order to analyze the evolution of net cash provided by investing and financing activities and their impact on financial net debt during the period under review. As a reminder, Vivendi Universal considers the non-GAAP measure called financial net debt to be an important indicator measuring the Company's indebtedness. Financial net debt is calculated as a sum of long-term debt and bank overdrafts and short-term borrowings less cash and cash equivalents, in each case, as reported on Vivendi Universal's Consolidated Statement of Financial Position. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal's debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with generally accepted accounting principles. Vivendi Universal's management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal's debt covenants.

      Change in financial net debt during the first quarter of 2004:

                                                                                   Cash and
                                                                                     cash       Gross
                                                                                  equivalents    Debt         Net
                                                                                  -----------  -------    ----------
(In millions of euros)

FINANCIAL NET DEBT AT DECEMBER 31, 2003                                                                   E   11 565

NET CASH PROVIDED BY OPERATING ACTIVITIES                                              (1 288)       -        (1 288)
 Capital expenditures                                                                     277        -           277
 Proceeds from sales of property, plant, equipment and intangible assets                  (16)       -           (16)
 Purchases (sales) of marketable securities                                                (1)       -            (1)

 ACQUISITIONS

   Dreamworks - purchase of the music rights catalog                                       64        -            64
   Dreamworks - advance on film rights distribution agreement                              30        -            30
   Sportfive - Jean-Claude Darmon put                                                      28        -            28
   Other                                                                                   24      (13)           11
                                                                                  -----------   ------    ----------
 PURCHASES OF INVESTMENTS                                                                 146      (13)          133

 DISPOSITIONS
   Atica & Scipione                                                                       (31)     (10)          (41)
   Other                                                                                    -        -             -
                                                                                  -----------   ------    ----------
 SALES OF INVESTMENTS                                                                     (31)     (10)          (41)

 Net (decrease) increase in financial receivables                                          10        -            10
                                                                                  -----------   ------    ----------
NET CASH (PROVIDED BY) USED FOR INVESTING ACTIVITIES                                      385      (23)          362
                                                                                  ===========   ======    ==========
 Cash dividends paid to minority shareholders
   SFR Cegetel Group                                                           (a)        636        -           636
   Maroc Telecom                                                               (b)        162        -           162

 Purchases (sales) of treasury shares                                                     (11)       -           (11)

 FINANCING ARRANGEMENTS                                                        (c)

   Settlement
       Net draw on the E3 billion multicurrency revolving credit facility                (700)     700             -
   Proceeds
       E1.7 billion Vivendi Universal convertible 1.25% (OCEANE) repaid in
        January 2004                                                                    1 699   (1 699)            -
   Other financing arrangements                                                           462     (455)            7
                                                                                  -----------   ------    ----------
NET CASH (PROVIDED BY) USED FOR FINANCING ACTIVITIES                                    2 248   (1 454)          794

Foreign currency translation adjustment on cash and cash equivalents                       (8)     166           158
                                                                                  -----------   ------    ----------
CHANGE IN FINANCIAL NET DEBT DURING THE FIRST QUARTER OF 2004                           1 337   (1 311)           26
                                                                                  ===========   ======    ==========
FINANCIAL NET DEBT AT MARCH 31, 2004                                                                      E   11 591
                                                                                                          ==========

(a) In January 2004, SFR Cegetel Group paid an exceptional dividend of E899 million related to the tax savings made with the simplification of the ownership structure (out of which E398 million were paid to minority shareholders). In addition, it paid part of the 2003 dividend for a total amount of E539 million out of which E238 million were distributed to minority shareholders.

(b) During the first quarter 2004, the total amount of dividends paid by Maroc Telecom was E249 million.

                                                     Unaudited,French GAAP Basis

(c) Financing arrangements correspond to the sum of the lines "net increase (decrease) in short term borrowings", "proceeds from issuance of borrowings and other long-term debt" and "principal payment on borrowings and other long-term liabilities" from the Consolidated Statement of Cash Flows.

         3.4. DESCRIPTION OF VIVENDI UNIVERSAL'S INDEBTEDNESS

The E3 billion and E2.5 billion credit facilities as well as the $920 million loan and the $750 million securitization program, in use as of March 31, 2004 but terminated or deconsolidated since May 11, 2004, the completion date of the NBC-Universal transaction, are described in the Financial Report filed as a Form 6-K with the SEC on April 14, 2004, section 4.4. "Description of Vivendi Universal's indebtedness".

ALL OF THIS FINANCIAL INDEBTEDNESS IS DETAILED BELOW:

         (a) E1.2 billion ($935 million + E325 million (2010)) and E1.35 billion Senior Notes ($975 million + E500 million (2008))

         (b)      E527 million bonds exchangeable into shares of Vinci

         (c)      E605 million bonds exchangeable into shares of Sogecable SA

         (d)      E2.7 billion credit facility

         (e)      E700 million floating notes

         (f)      MAD 6 billion non recourse facility

                  (a) E1.2 billion ($935 million + E325 million (2010)) and E1.35 billion Senior Notes ($975 million + E500 million (2008))

In April 2003, Vivendi Universal issued $935 million of Senior Notes at an offering price of 100% and E325 million of Senior Notes at an offering price of 98.746%. The tranche denominated in US dollars bears an interest rate of 9.25% and the tranche denominated in euros bears an interest rate of 9.50%. Interest on the notes are payable semi-annually on April 15 and October 15 of each year, commencing October 15, 2003. The notes rank pari passu in right of payment with all of Vivendi Universal's existing and future unsecured senior indebtedness, effectively junior to Vivendi Universal's current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

These notes are scheduled to mature on April 15, 2010. At any time prior to April 15, 2007, Vivendi Universal may redeem all or part of the notes at a redemption price equal to 100% of the principal of the notes plus accrued and unpaid interest and the applicable "make-whole" premium. In addition, at any time prior to April 15, 2006, Vivendi Universal may use the net cash proceeds of an equity offering to redeem up to 35% of the aggregate principal amount of notes at a redemption price equal to 109.25% of the principal amount plus accrued and unpaid interest, in the case of the US dollar-denominated notes and 109.50% of the principal amount plus accrued and unpaid interest in the case of the euro-denominated notes. On or after April 15, 2007, Vivendi Universal may redeem all or part of the notes at a redemption price of 104.625% for the US dollar-denominated notes and 104.75% for the euro-denominated notes in 2007, 102.313% for the US dollar-denominated notes and 102.375% for the euro-denominated notes in 2008, and 100% for both the US dollar and euro-denominated notes thereafter, plus accrued and unpaid interest. These notes are listed on the Luxembourg Stock Exchange.

In July 2003, Vivendi Universal issued $975 million and E500 million of Senior Notes at an offering price of 100% to refinance the credit facility incurred in January 2003 for an amount of E1.3 billion by Societe d'investissement pour la telephonie (SIT) in connection with the acquisition from BT Group of a 26% stake in Cegetel Groupe SA. These notes bear an interest rate of 6.25%. Interest on the notes will be payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2004. The notes rank pari passu in right of payment with all of Vivendi Universal's current and future unsecured indebtedness, effectively junior to Vivendi Universal's current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

These notes are scheduled to mature on July 15, 2008. At any time, Vivendi Universal may redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest plus the applicable "make-whole" premium. Additionally, at any time prior to July 15, 2006, Vivendi Universal may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 106.25% of the principal amount of the notes plus accrued and unpaid interest with the net cash proceeds of an equity offering.

Prior to the time that the notes issued in April 2003 or July 2003 are rated investment grade (by Moody's and Standard & Poor's), covenants contained in the indentures governing the notes will limit the non-cash consideration received in asset sales until the repayment of notes. The net cash proceeds of such asset sales must be used by Vivendi Universal or its subsidiaries to repay debt, make capital expenditures or purchase assets in a related business within one year of their receipt. If asset sale proceeds are not used for one of these purposes, Vivendi Universal would be required to make an offer to purchase the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, using those proceeds.

In addition, Vivendi Universal and its subsidiaries will be limited in their ability to incur indebtedness in addition to the indebtedness outstanding on the date the notes offering closed, subject to certain limited exceptions. Nevertheless, Vivendi Universal may incur new indebtedness if the fixed charge coverage ratio for the most recent four fiscal quarters is at least 3 to 1, determined on a pro forma basis and Vivendi Universal may not pay any dividend or make any other payment or distribution on its equity, implement share buy-backs, redeem or retire indebtedness that is subordinated to the notes or make certain investments.

                                                     Unaudited,French GAAP Basis

Nevertheless, these restrictions are subject to some exceptions, including (i) exceptions based on the consolidated net income earned since the date the notes offering closed, (ii) existing contractual obligations, (iii) investments in and acquisitions of new subsidiaries, (iv) purchases of shares upon the exercise of stock options and (v) investments in cash or cash equivalents.

Other restrictions customary for this type of financing will continue to apply so long as the notes are not rated investment grade, including (i) transactions with affiliates must be on arm's-length terms, (ii) restrictions on the ability of restricted subsidiaries to pay dividends are not permitted, (iii) mergers are permitted only if the surviving entity will meet a specified fixed charge coverage ratio, (iv) Vivendi Universal may not enter into new lines of business and (v) upon a change in control of Vivendi Universal, it must make an offer to purchase the notes at a price of 101% of the principal amount of the notes.

In addition to these limitations and irrespective of whether the notes are investment grade rated, Vivendi Universal may not, amongst other things, (i) secure its debt (other than its existing bank debt, project finance indebtedness, debt already secured taken on at the time of acquisition of assets or capital leases subject to some restrictions) without also securing the notes on an equal basis, (ii) enter into certain specified sale and leaseback transactions or (iii) consolidate, merge or sell substantially all of its assets, unless the successor becomes bound by the indenture governing the notes and certain other conditions are satisfied.

The notes contain customary event of default provisions including, amongst others, provisions relating to non-payment, failure to comply with covenants, cross-default, and certain events of bankruptcy or insolvency.

On November 20, 2003, Vivendi Universal successfully completed a solicitation of consent from the holders of the notes to certain amendments to the indenture governing the senior notes issued in April 2003 and the indenture governing the senior notes issued in July 2003 in connection with the NBC-Universal transaction. On November 21, 2003, Vivendi Universal entered into supplemental indentures, which amended the indentures to (i) except the transaction from the minimum cash requirement (but not the other requirements) of the covenant restricting certain asset sales, (ii) permit liens on the capital stock of entities received by Vivendi Universal as part of the transaction, (iii) permit restrictions on the divestitures of the capital stock of the entities received by Vivendi Universal as part of the transaction, (iv) permit Vivendi Universal to incur indebtedness arising under or pursuant to the agreements entered into pursuant to the transaction, (v) expand the current provisions in the indenture permitting Vivendi Universal to defease the preferred interest in VUE in connection with the transaction and (vi) clarify that Vivendi Universal may exclude certain information from its quarterly U.S. GAAP reconciliation.

                  (b)   E527 million bonds exchangeable into shares of Vinci

In February 2001, Vivendi Universal issued 6,818,695 bonds exchangeable, at any time after April 10, 2001, for Vinci shares, for an amount of E527.4 million. The bonds bore interest at 1%, with 3.75% yield to maturity, and matured on March 1, 2006. The issue price was E77.35, 30% above the previous day's closing rates for Vinci shares. This transaction allowed Vivendi Universal to complete its disengagement from Vinci, by exchanging its residual interest of 8.2% as at December 31, 2001. These bonds were subject to early redemption by the holders on March 1, 2004 (redemption price E83.97 per bond). Revenue from the issuance of the bonds has been lent to Veolia Environnement in the amount of its capital interest in Vinci (1,552,305 shares of the 6,818,695 held by the Group) via a mirror loan of E120 million. The residual interest held by Vivendi Universal S.A. was placed on the market in 2002. To cover its obligations under the bond, Vivendi Universal concomitantly purchased, for E53 million, 5.3 million Vinci share options at a price of E88.81, corresponding to the bond par value as at March 1, 2006, in the absence of early redemption. On August 11, 2003, at the General Meeting for holders of these bonds, the majority of the bond holders who participated voted in favor of the proposal made to them by Vivendi Universal to increase the redemption price of the bonds from E88.81 to E93.25 at the maturity date of March 1, 2006. In return for the increase, the bond holders fully relinquished their right to exercise their early redemption option for March 2004. The new redemption price provides the holders with a gross return of 5.66% per annum from October 1, 2003 until maturity. Following the sale in September 2003 of the options bought in June 2002, Vivendi Universal purchased, for E16.5 million, 6.8 million Vinci share new options at a price of E93.25, corresponding to the bond par value as at March 1, 2006. In addition, the E130 million mirror loan (including accrued interest) was repaid by Veolia Environnement on September 30, 2003.

                  (c)   E605 million bonds exchangeable into shares of Sogecable
                        SA

On October 30, 2003, Vivendi Universal issued E605 million 1.75 % exchangeable bonds due 2008, exchangeable for ordinary shares of Sogecable S.A. a limited liability company incorporated under the laws of the Kingdom of Spain whose shares are listed on the Spanish stock exchanges.

The bonds bear interest at the rate of 1.75 % per annum. Interests are payable annually in arrears on October 30 of each year, commencing on October 30, 2004.

Each bond is exchangeable at the holders' option at any time, from January 1, 2004 up to the tenth business day preceding the maturity date, into ordinary share of Sogecable SA at an exchange ratio, subject to adjustment on the occurrence of certain events, of one share for one bond. Vivendi Universal may at its discretion elect to pay holders exercising their option the cash equivalent in euros of the then market value of the relevant shares.

Vivendi Universal is entitled, at any time on or after October 30, 2006, at its option, to redeem in cash all, but not less than all, of the outstanding bonds, if on each of 20 out of 30 consecutive trading day, the product of (i) the closing price of a Sogecable share on the Spanish stock exchanges and (ii) the then applicable exchange ratio equals or exceeds 125 % of the sum of the principal amount of one bond (E29.32) plus accrued interest to, but excluding, the date set for redemption.

In addition, Vivendi Universal is entitled at any time to redeem in cash all, but not less than all, of the bonds outstanding at a price equal to the principal amount of the bonds (E29.32 per bond) plus accrued interest, if any, if less than 10 % of the bonds originally issued remain outstanding at that time.

                                                     Unaudited,French GAAP Basis

Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed in cash on the maturity date (October 30, 2008) at their principal amount (E29.32 per bond).

The bonds are listed on the Luxembourg Stock Exchange.

The bonds are subject to customary pari passu, negative pledge and event of default provisions.

At the time of the issuance, the underlying Sogecable shares were owned by Canal+ Group and Canal+ Group had committed to lend a maximum of 20 million Sogecable shares to the financial institution acting as bookrunner for the bond issue, this number to be reduced by the number of bonds redeemed following the exercise by any bondholder of their exchange rights and, from October 1, 2004, by the number of shares, if any, sold by the lender, subject to a minimum threshold of 5 million Sogecable shares which are committed to remain available to the borrower. In February 2004, the Sogecable shares held by Canal+ Group as well as the stock loan were transferred to Vivendi Universal. Vivendi Universal will receive a fee of 0.5% per annum computed on the price of the shares effectively lent.

                  (d)   E2.7 billion credit facility

Vivendi Universal entered into a E2.7 billion unsecured multicurrency credit facility dated as of February 25, 2004, with a group of lenders and Societe Generale as facility agent. This new facility has a maturity of five years as from the signing date and is available since the closing of the NBC-Universal transaction.

The credit facility can be used for the general corporate purposes of the group. It includes a swingline facility for up to E500 million, available in euros only.

The facility bears interest at either LIBOR or EURIBOR plus a margin ranging from 1.10% to 0.45% depending on the corporate rating of Vivendi Universal assigned by Standard & Poor's and Moody's. The swingline facility carries an additional margin of 0.15%. Since Vivendi Universal became an investment grade corporate rating from Standard & Poor's, a utilization fee is payable in addition to the margin, in an amount of 0.10% per annum if the amounts utilized under the facility equal or exceed 50% but are less than 75% of the total facility amount and 0.15% per annum if the amounts utilized under the facility equal or exceed 75% of the total facility amount.

From the start of the availability of the credit facility, Vivendi Universal pays a commitment fee at an annual rate of 40% of the then applicable margin on the undrawn and uncancelled amount of the facility.

The accrued utilization fee, commitment fee and interim commitment fee are payable quarterly in arrears.

The facility agreement provides for voluntary prepayment or cancellation of the whole or part of the facility, without any penalty or indemnity (other than break costs) subject to Vivendi Universal giving three business days' notice to the facility agent.

The facility is also subject to certain mandatory prepayment provisions including the case of change of control, non-satisfaction of financial covenants or sale of SFR Cegetel Group. In that latter case, the facility provides for prepayment and cancellation of half of the facility if Vivendi Universal's ownership in SFR Cegetel Group is less than 50 % but at least 40 % of the total share capital of SFR Cegetel Group and prepayment and cancellation of 100 % of the facility if Vivendi Universal's ownership in SFR Cegetel Group is less than 40 % of the share capital of SFR Cegetel Group.

The facility contains customary covenants which place certain restrictions on, amongst other things, upstream and cross guarantees, acquisitions, mergers, divestitures of assets, security interests and loans out, or which require Vivendi Universal to observe certain affirmative undertakings, including, but not limited to, relevant authorizations, maintenance of status, insurance, compliance with environmental laws, provision of financial and other information and notification of defaults.

In addition, Vivendi Universal must maintain the following financial ratios:

     - maximum ratio of Financial Net Debt to Proportionate EBITDA(14): 3 over 1 at each testing date from and including the start of the availability period to September 30, 2004 and 2.8 over 1 as from December 31, 2004 ;

     - minimum ratio of Proportionate EBITDA to Net Financing Costs : 4.2 over 1 at each testing date from and including the start of the availability period to September 30, 2004 ; 4.3 over 1 at December 31, 2004 and 4.5 over 1 as from March 31, 2005.

Vivendi Universal has also agreed to procure that the part of the financial net debt incurred by its subsidiaries shall not at any time exceed an amount equal to the greater of (i) 30 % of the group financial net debt and (ii) E2.0 billion.

The facility contains customary events of default provisions.

                  (e) E700 million floating notes

On July 12, 2004, Vivendi Universal issued E700 million floating rate notes due 2007 at an issue price of 99.854 %.

--------------------------------

(14) Ebitda excluding SFR Cegetel Group and Maroc Telecom's minority interests + dividends distributed by Veolia Environnement and NBC Universal.

                                                     Unaudited,French GAAP Basis

The notes bear interest at the Euribor rate plus a margin of 0.55 %. Interests are payable annually in arrears on July 12 of each year.

Unless previously redeemed or purchased and cancelled, the notes will be redeemed in cash at their principal amount (E 1,000 per bond) on July, 12, 2007.

The notes are listed on the Luxembourg Stock Exchange.

The notes are subject to customary pari passu, negative pledge and event of default provisions.

                  (f)   MAD 6 billion non recourse facility

On December 23, 2003, Vivendi Universal received an underwritten commitment from two banks for a 5 billion dirham (MAD) non recourse facility designed to finance part of the acquisition of a 16 % equity interest in Maroc Telecom S.A. On June 30, 2004, the expiration date of the commitment was extended to March 31, 2005 and the amount of the non-recourse facility was increased to MAD 6 billion.

The facility is to be granted to a wholly owned special purpose company which will hold all of Vivendi Universal's interest in Maroc Telecom S.A and will be non recourse as against Vivendi Universal.

The facility will be split into two tranches, a tranche A in an amount of MAD 1 billion to MAD 2 billion with a maturity of two years and a tranche B in an amount of MAD 4 billion with a maturity of seven years.

The facility shall include mandatory prepayment provisions upon the occurrence of certain events, including Vivendi Universal ceasing to own directly or indirectly 66.66 % of the issued share capital of the borrower, disposal by the borrower of all or any part of the Maroc Telecom shares, non-satisfaction of financial covenants or distribution of dividends from Maroc Telecom S.A. to the borrower which are insufficient to cover the next repayment installment and the annual interest payment due under the facility.

The facility shall provide for customary conditions precedent, covenants (including financial ratios) and events of default.

The security package shall include an assignment of all cash dividends to be received from the Maroc Telecom shares as well as an assignment of any rights in connection with the purchase of the 16 % equity interest in Maroc Telecom S.A.

4.    FORWARD-LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as "estimate(s)," "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet projects, and anticipated cost savings from asset disposals and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that managements' expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among others: the receipt of required governmental and other third-party approvals of certain transactions; changes in the stock market and interest rate environments that affect revenues; general economic and business conditions, particularly a general economic downturn; industry trends; the availability and terms of financing; the terms and conditions of asset divestitures and the timing thereof; changes in ownership structure; competition; changes in business strategy or development plans; challenges to, or losses or infringements of, intellectual property rights; customer preference; technological advancements; political conditions; foreign currency exchange rate fluctuations; legal and regulatory requirements and the outcome of legal proceedings and pending investigations; environmental liabilities; natural disasters; and war or acts of terrorism.

The foregoing list is not exhaustive: other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this document and are expressly qualified in their entirety by the cautionary statements.

We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                                     Unaudited,French GAAP Basis

B- CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2004 (FRENCH GAAP, UNAUDITED)

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION
                            (FRENCH GAAP, UNAUDITED)

                                                                                   March 31    December 31,
                                                                            Note     2004         2003
                                                                                   ---------   -----------
(In millions of euros)

ASSETS

Goodwill, net                                                                 2    E  18 092   E    17 789
Other intangible assets, net                                                 11       11 730        11 778
Property, plant and equipment, net                                                     6 299         6 365
Investments accounted for using the equity method                            11        1 096         1 083
Other investments                                                                      2 993         3 549
                                                                                   ---------   -----------
TOTAL LONG-TERM ASSETS                                                                40 210        40 564
                                                                                   ---------   -----------
Inventories and work-in-progress                                                         709           744
Accounts receivable                                                                    8 173         8 809
Deferred tax assets                                                           9        1 603         1 546
Short-term loans receivable and marketable securities                                    411           399
Cash and cash equivalents                                                     6        1 521         2 858
                                                                                   ---------   -----------
TOTAL CURRENT ASSETS                                                                  12 417        14 356
                                                                                   ---------   -----------
TOTAL ASSETS                                                                 11    E  52 627   E    54 920
                                                                                   =========   ===========
SHAREHOLDERS' EQUITY AND LIABILITIES

Share capital                                                                      E   5 894   E     5 893
Additional paid-in capital                                                             6 052         6 030
Retained earnings and others                                                            (155)            -
                                                                                   ---------   -----------
TOTAL SHAREHOLDERS' EQUITY                                                    3       11 791        11 923
Minority interests                                                            4        4 379         4 929
Other equity                                                                  5        1 000         1 000
Deferred income liabilities                                                              558           560
Provisions                                                                             2 325         2 294
Long-term debt                                                                6        9 695         9 621
Other non-current liabilities and accrued expenses                                     2 277         2 407
                                                                                   ---------   -----------
                                                                                      32 025        32 734
                                                                                   ---------   -----------
Accounts payable                                                                      12 018        12 261
Deferred taxes                                                                9        5 167         5 123
Bank overdrafts and other short-term borrowings                               6        3 417         4 802
                                                                                   ---------   -----------
TOTAL CURRENT LIABILITIES                                                             20 602        22 186
                                                                                   ---------   -----------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                         E  52 627   E    54 920
                                                                                   =========   ===========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                                                     Unaudited,French GAAP Basis

                        CONSOLIDATED STATEMENT OF INCOME
                            (FRENCH GAAP, UNAUDITED)


                                                                                   Quarter ended March 31,    Year ended
                                                                                   -----------------------   December 31,
                                                                            Note      2004         2003           2003
                                                                                   ---------   -----------   ------------
(In millions of euros, except per share amounts)
REVENUES                                                                           E   5 973   E     6 232   E     25 482

Cost of revenues                                                                      (3 429)       (3 631)       (15 268)
Selling, general and administrative expenses                                          (1 582)       (1 878)        (6 812)
Other operating expenses, net                                                            (32)          121            (93)
                                                                                   ---------   -----------   ------------
OPERATING INCOME                                                                         930           844          3 309

Financing expense                                                                       (162)         (180)          (698)
Other financial expenses, net of provisions                                   7         (121)         (146)          (509)
                                                                                   ---------   -----------   ------------
FINANCING AND OTHER EXPENSES, NET                                                       (283)         (326)        (1 207)
                                                                                   ---------   -----------   ------------
INCOME BEFORE GAIN ON BUSINESSES SOLD, NET OF PROVISIONS,
INCOME TAXES, EQUITY INTEREST, GOODWILL AMORTIZATION AND
MINORITY INTERESTS                                                                       647           518          2 102

Gain on businesses sold, net of provisions                                    8           11            81            602
Income tax expense                                                            9         (297)         (307)           408
                                                                                   ---------   -----------   ------------
INCOME BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION AND
MINORITY INTERESTS                                                                       361           292          3 112

Equity in (losses) earnings of unconsolidated companies                  (a)              45           (72)          (131)
Goodwill amortization                                                         2         (146)         (283)        (1 120)
Impairment losses                                                                          -             -         (1 792)
                                                                                   ---------   -----------   ------------
INCOME (LOSS) BEFORE MINORITY INTERESTS                                                  260           (63)            69

Minority interests                                                            4         (266)         (256)        (1 212)
                                                                                   ---------   -----------   ------------
NET LOSS                                                                           E      (6)  E      (319)  E     (1 143)
                                                                                   =========   ===========   ============
LOSS PER BASIC SHARE                                                               E   (0,01)  E     (0,30)  E      (1,07)
                                                                                   =========   ===========   ============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN MILLIONS)                 (b)         1 071,5       1 070,1        1 071,7

The accompanying notes are an integral part of these unaudited consolidated financial statements.

(a) In 2003, include the equity in earnings of the Consumer Press Division, which was sold in February 2003. As of December 31, 2003, it also includes the impairment loss of E203 million corresponding to Vivendi Universal's 20.4% interest in Veolia Environnement's impairment of goodwill and other intangible assets (i.e. E453 million), after a notional impairment of goodwill initially recorded as a reduction of shareholders' equity of E250 million, as prescribed by French GAAP.

(b) Excluding treasury shares recorded as a reduction of shareholders' equity (that is 3,166 shares as at March 31, 2004). The weighted average common shares outstanding does not include the potential dilution effect of outstanding convertible bonds and stock options. Please refer to note 3.

                                                     Unaudited,French GAAP Basis

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            (FRENCH GAAP, UNAUDITED)



                                                                                      Quarter ended March 31,     Year ended
                                                                                      -----------------------    December 31,
(In millions of euros)                                                          Note    2004 (a)     2003 (a)      2003 (a)
                                                                                      -----------   ---------    -----------
CASH FLOW - OPERATING ACTIVITIES:
 Net loss                                                                              E     (6)    E   (319)      E   (1 143)
 Adjustments to reconcile net loss to net cash provided by operating activities:
   Depreciation and amortization                                                 10         589          810            4 759
   Financial provisions and provisions related to businesses sold   (b)                      92         (378)          (1 007)
   Gain on sale of property, plant and equipment and financial assets, net                   10          (62)              47
   Undistributed earnings from affiliates, net                      (c)                     (41)          74              190
   Deferred taxes                                                                 9         (35)          26             (842)
   Minority interests                                                             4         266          256            1 212
 Changes in assets and liabilities, net of effect of acquisitions and
 divestitures                                                                               413          358              670
                                                                                       --------     --------       ----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                                               1 288          765            3 886
CASH FLOW - INVESTING ACTIVITIES:
 Capital expenditures                                                            11        (277)        (236)          (1 552)
 Proceeds from sales of property, plant, equipment and intangible assets                     16            9              477
 Purchases of investments                                           (d)                    (146)      (4 169)          (4 422)
 Sales of investments                                               (d)                      31          697            1 408
 Net decrease (increase) in financial receivables                                           (10)          75              140
 Sales (purchases) of marketable securities                                                   1           64               49
                                                                                       --------     --------       ----------
  NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                                     (385)      (3 560)          (3 900)
CASH FLOW - FINANCING ACTIVITIES:
  Net increase (decrease) in short-term borrowings                                       (1 399)      (1 968)          (7 259)
  Proceeds from issuance of borrowings and other long-term debt                               7        2 428            5 657
  Principal payment on borrowings and other long-term liabilities                           (69)      (1 800)          (1 947)
  Net proceeds from issuance of common shares                                                 -           83               71
  Sales (purchases) of treasury shares                                                       11         (103)             (98)
  Cash dividends paid                                                             4        (798)         (16)            (737)
                                                                                       --------     --------       ----------
   NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                                  (2 248)      (1 376)          (4 313)
  Foreign currency translation adjustment on cash and cash equivalents                        8          318             (110)
                                                                                       --------     --------       ----------
CHANGE IN CASH AND CASH EQUIVALENTS                                                    E (1 337)    E (3 853)      E   (4 437)
                                                                                       ========     ========       ==========
CASH AND CASH EQUIVALENTS:
  Beginning                                                                            E  2 858     E  7 295       E    7 295
                                                                                       ========     ========       ==========
  Ending                                                                               E  1 521     E  3 443       E    2 858
                                                                                       ========     ========       ==========


The accompanying notes are an integral part of these unaudited consolidated financial statements.

(a) Includes 100% of SFR, Maroc Telecom and Vivendi Universal Entertainment which are controlled by Vivendi Universal with a 56%, 51% and 93% voting interest respectively and a 56%, 35% and 86% ownership interest respectively. The cash flow contribution from these subsidiaries for the quarter ended March 31, 2004 is disclosed in note 10.

(b) For the quarter ended March 31, 2004, comprises financial provisions reported in "other financial expenses, net of provisions" (-E102 million) and provisions reported in "gain on businesses sold, net of provisions" (E10 million).

(c) Includes the reversal of equity in earnings of sold subsidiaries.

(d) Includes net cash from acquired and divested companies.

                                                    Unaudited, French GAAP Basis

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                            (FRENCH GAAP, UNAUDITED)

                                                                                      Retained Earnings and Others
                                                                                 -------------------------------------
                                                                                            Cumulative
                                                                                             Foreign
                                                    Common shares   Additional               Currency   Treasury
                                               --------------------   Paid-in    Retained  Translation   Shares         Shareholders
                                                  Number    Amount    Capital    Earnings   Adjustment    (a)    Total     Equity
                                               ----------- -------- ----------   --------   -----------  ------- -----     ------
                                               (Thousands)     (In millions of euros)             (In millions of euros)
BALANCE AT DECEMBER 31, 2002                     1 068 559  E5 877   E  27 687   E(16 921)    E(2 618)    E(5)  E(19 544)  E14 020
Net loss for the year 2003                               -       -           -     (1 143)          -       -     (1 143)   (1 143)
Foreign currency translation adjustment                  -       -           -          -      (1 132)      -     (1 132)   (1 132)
Appropriation of 2002 net income                         -       -     (21 789)    21 789           -       -     21 789         -
Conversion of ex-Seagram exchangeables               2 052      11         152       (163)          -       -       (163)        -
Conversion of bonds, warrants, stock options
 and issuances under the employee stock
 purchase plan                                       3 361      19          18          -           -       -          -        37
Common shares cancelled (treasury shares)           (2 453)    (14)        (38)         -           -       -          -       (52)
Treasury shares and stripped shares
 allocation                                              -       -           -         52           -       5         57        57
Release of revaluation surplus and other                 -       -           -        136           -       -        136       136
                                                 ---------  ------   ---------   --------     -------     ---   --------   -------
BALANCE AT DECEMBER 31, 2003                     1 071 519  E5 893   E   6 030   E  3 750     E(3 750)    E -   E      -   E11 923
                                                 =========  ======   =========   ========     =======     ===   ========   =======
Net loss for the period                                  -       -           -         (6)          -       -         (6)       (6)
Foreign currency translation adjustment                  -       -           -          -        (113)      -       (113)     (113)
Conversion of ex-Seagram exchangeables                 331       2          24        (26)          -       -        (26)        -
Common shares cancelled (treasury shares)             (111)     (1)         (2)         -           -       -          -        (3)
Treasury shares and stripped shares
 allocation                                              -       -           -          3           -       -          3         3
Release of revaluation surplus and other                 -       -           -        (13)          -       -        (13)      (13)
                                                 ---------  ------   ---------   --------     -------     ---   --------   -------
BALANCE AT MARCH 31, 2004                        1 071 739  E5 894   E   6 052   E  3 708     E(3 863)    E -   E   (155)  E11 791
                                                 =========  ======   =========   ========     =======     ===   ========   =======

The accompanying notes are an integral part of these unaudited consolidated financial statements.

(a) Excluding stripped shares.

                                                    Unaudited, French GAAP Basis

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

The first quarter consolidated financial statements of Vivendi Universal have been prepared in accordance with the generally accepted accounting principles in France (French GAAP according to the Regulation 99.02 of the "Comite de la Reglementation Comptable" (French Accounting Standards Board)) and according to the Recommendation of the "Conseil National de la Comptabilite" with respect to interim financial statements.

The accounting policies applied for the consolidated financial statements as at March 31, 2004 are the same as those used for the consolidated financial statements as at December 31, 2003. Taxes for the first quarter of 2004 have been calculated on the basis of the estimated, effective, annual tax rate applied to the pre-tax, first quarter results adjusted for any items subjected to a lower tax rate. However, where a lower tax rate is applicable, the current rate has been used for the calculation. Employee bonuses and pension plan commitments have been included in the first quarter accounts at 25% of the estimated actual cost for 2004.

The Regulation 2004-03 issued on May 4, 2004 by the "Comite de la Reglementation Comptable" cancelled the requirement for a company to own at least one ownership share of an entity included in the scope of consolidation whenever this company is deemed to have in substance control of the entity. The review of the potential impact of this accounting change, applicable as of January 1, 2004, is underway. Even though it is not possible to assess the potential impact of this accounting change on the treatment currently applied by Vivendi Universal, it might incrementally impact the Company's total assets and liabilities in respect of real estate defeasances (please refer to note 29.2 to the consolidated financial statements as at December 31, 2003), and the presentation of assets and liabilities in respect of Ymer (please refer to note 27 (f) to the consolidated financial statements as at December 31, 2003).

The accompanying consolidated financial statements are unaudited but, in the opinion of management, contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position and the results of operation and cash flows for the period presented in accordance with accounting principles generally accepted in France applicable to interim periods. The first quarter consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Vivendi Universal for the year ended December 31, 2003, as published in the 2003 "Document de Reference" (annual report) that was registered under number D.04-0491 with the "Autorite des marches financiers" (AMF) on April 14, 2004.

NOTE 2. GOODWILL

                                                         Accumulated    Goodwill,
(In millions of euros)                         Goodwill  Amortization     Net
                                             ----------  ------------  ---------
BALANCE AT DECEMBER 31, 2003                  E  41 161  E    (23 372) E  17 789
Abandonment of Internet operations                 (371)          369         (2)
Consolidation of Sundance Channel                   129             -        129
Divestiture of Atica & Scipione                     (55)           17        (38)
Other changes in consolidation scope                 33             2         35
Amortization                                          -          (146)      (146)
Foreign currency translation adjustment             435          (110)       325
                                             ----------  ------------  ---------
BALANCE AT MARCH 31, 2004                     E  41 332  E    (23 240) E  18 092
                                             ==========  ============  =========

NOTE 3. SHAREHOLDERS' EQUITY

The number of common shares outstanding was 1,071,739,126 as of March 31, 2004 compared with 1,071,518,691 as of December 31, 2003. Each common share, excluding treasury shares, has one voting right. The common shares may be held in registered or bearer form, at the option of the shareholder. The number of voting rights outstanding was 1,071,728,145 as at March 31, 2004 compared with 1,071,438,555 as of December 31, 2003.

      3.1. GOODWILL RECORDED AS A REDUCTION OF SHAREHOLDERS' EQUITY

Vivendi Universal previously recorded goodwill as a reduction of shareholders' equity in accordance with recommendations made by the AMF in 1988 that are no longer in effect. This was done, in particular, in connection with the mergers with Havas and Pathe in 1998 and 1999, the acquisition of US Filter and an additional investment in Canal+ Group in 1999. In accordance with the applicable recommendation of the AMF, Vivendi Universal has accounted, throughout the following fiscal years, for a notional goodwill impairment which had no impact on the consolidated income nor on the shareholders' equity. After notional straight-line amortization and the cumulative notional goodwill impairment losses recognized since 2001 (i.e. E 1.9 billion), net goodwill recorded as a reduction of shareholders' equity is nil since December 31, 2003.

                                                    Unaudited, French GAAP Basis

      3.2. BONDS EXCHANGEABLE AND CONVERTIBLE INTO VIVENDI UNIVERSAL SHARES (OCEANE)

                                                                                                        March 31   December 31
(In number of shares)                                                                                    2004         2003
                                                                                                     -----------  -------------
Bonds exchangeable and convertible into Vivendi Universal shares (OCEANE) (January 2005) (a)          16 654 225     16 654 225
Notes mandatorily redeemable for new shares of Vivendi Universal (November 2005)         (b)          78 675 470     78 675 630
Excheangeable bonds issued in connection with the merger of Vivendi and Seagram in
respect to Seagram's former stock subscription plans granted to officers, management and employees    21 767 807     23 389 853
Stock options (subscription plans)                                                                    19 096 074     19 193 741
                                                                                                      -----------    -----------
TOTAL POTENTIAL DILUTIVE EFFECT                                                                       136 193 576    137 913 449
                                                                                                      ===========    ===========

(a) In April 1999, Veolia Environnement(15), a then wholly-owned subsidiary of Vivendi Universal, issued 10,516,606 convertible and exchangeable bonds (OCEANE) to the public for an aggregate amount of E2,850 million that mature in January 2005 (i.e. E271 per bond). Upon the IPO of Veolia Environnement in July 2000, some of the bonds were converted into Veolia Environnement shares. The outstanding bonds are now only convertible or exchangeable into Vivendi Universal shares (which may be existing treasury or newly-issued shares), at the option of the bondholders, or payable in cash at the maturity date. As at March 31, 2004, 5,331,058 bonds were outstanding and exchangeable with a ratio of 3.124 shares (i.e. the corresponding share strike price amounts to E86.75).

(b) Should the bondholders have called for redemption of the bonds at March 31, 2004, there would have had 67,934,652 shares. Please refer to note 5.

NOTE 4. MINORITY INTERESTS


                                                                        March 31,   December 31,
(In millions of euros)                                                    2004         2003
                                                                      ----------  -------------
OPENING BALANCE                                                        E   4 929  E       5 497
  Changes in consolidation scope                                (a)          (38)          (622)
  Minority interests in earnings of consolidated subsidiaries   (b)          266          1 212
  Dividends paid by consolidated subsidiaries                   (c)         (798)          (737)
  Foreign currency translation adjustment                                     26           (443)
  Other changes                                                               (6)            22
                                                                       ---------  -------------
CLOSING BALANCE                                                        E   4 379  E       4 929
                                                                       =========  =============

(a) As of December 31, 2003, includes a (E819) million variation related to the acquisition of BT Group's 26% interest in SFR (formerly known as Cegetel Groupe SA).

(b)   Relates to minority interests in SFR Cegetel Group and in Maroc Telecom.

(c) For the first quarter 2004, relates to cash dividends distributed by SFR (E636 million) and by Maroc Telecom (E162 million) to their minority shareholders.

NOTE 5. OTHER EQUITY: NOTES MANDATORILY REDEEMABLE IN NEW SHARES OF VIVENDI UNIVERSAL

In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of E1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to the bondholders on November 28, 2002, for an amount of E233 million(16). The bondholders can call for redemption of the bonds in new shares at any time since May 26, 2003, at the minimum redemption rate of 1 - (annual rate of interest x outstanding bond lifetime expressed in years). Only new shares can be used for reimbursement, and the holders would have the same rights as the shareholders if Vivendi Universal goes into receivership. As a consequence, the notes are classified in other equity in accordance with French GAAP. As at March 31, 2004, 78,675,470 bonds were outstanding.

NOTE 6. DEBT

Vivendi Universal considers the non-GAAP measure called financial net debt to be an important indicator measuring the Company's indebtedness. Financial net debt is calculated as a sum of long-term debt and bank overdrafts and short-term borrowings less cash and cash equivalents, in each case, as reported on Vivendi Universal's Consolidated Statement of Financial Position. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal's debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with generally accepted accounting principles. Vivendi Universal's management uses financial net debt for reporting and planning

----------------------------
(15) This company has been accounted for by Vivendi Universal using the equity method since December 31, 2002.
(16) These interests have been capitalized and are amortized until maturity.

                                                    Unaudited, French GAAP Basis
purposes, as well as to comply with certain of Vivendi Universal's debt covenants.

      6.1. FINANCIAL NET DEBT AS OF MARCH 31, 2004

                                                                                      MARCH 31, 2004
                                                             -------------------------------------------------------------------
                                                                            Bank Overdrafts and Other Short-Term
                                                                                         Borrowings
                                                                            --------------------------------------
                                                                             Current
                                                                            Portion of
                                                              Long-Term     Long-Term    Other Short-  Total Short-
(In millions of euros)                                          Debt           Debt       Term Debt     Term Debt        Total
                                                             ---------      ----------  -------------  -----------     ---------
E3 billion multicurrency revolving credit facility       (a) E       -      E        -  E       1 710  E     1 710      E  1 710
E2.5 billion dual currency facility                      (a)     1 000               -              1            1         1 001
VUE securitization program                               (b)       618               -              -            -           618
VUE - $920 million loan agreement                        (b)       758               -              -            -           758
Finance leases                                                     184  (d)          -              -            -           184
Other secured debt                                                 203  (e)          -              -            -           203
                                                             ---------      ----------  -------------  -----------      --------
  TOTAL SECURED DEBT                                     (c) E   2 763      E        -  E       1 711  E     1 711      E  4 474
                                                             ---------      ----------  -------------  -----------      --------
VUE class A and B preferred interests                            2 166  (f)          -              -            -         2 166
Other                                                              317  (e)        603            677        1 280         1 597
                                                             ---------      ----------  -------------  -----------      --------
  TOTAL UNSECURED SUBSIDIARIES' DEBT                         E   2 483      E      603  E         677  E     1 280      E  3 763
                                                             ---------      ----------  -------------  -----------      --------
Senior notes 9.25% - 9.5% (2010)                                 1 096               -              -            -         1 096
Senior notes 6.25% (2008)                                        1 303               -              -            -         1 303
Vinci exchangeable 1% (March 2006)                                 527               -              -            -           527
Sogecable exchangeable 1.75% (October 2008)                        605               -              -            -           605
Other                                                              918  (e)        180            246          426         1 344
                                                             ---------      ----------  -------------  -----------      --------
  TOTAL OTHER UNSECURED DEBT                                 E   4 449      E      180  E         246  E       426      E  4 875
                                                             ---------      ----------  -------------  -----------      --------
GROSS DEBT                                                   E   9 695      E      783  E       2 634  E     3 417  (g) E 13 112
                                                             =========      ==========  =============  ===========      --------
Cash and cash equivalents                                                                                                 (1 521)
FINANCIAL NET DEBT                                                                                                      --------
                                                                                                                        E 11 591
                                                                                                                        ========

(a)   Facilities paid off and terminated on May 11, 2004.
(b) Debt deconsolidated on May 11, 2004, following the closing of the NBC-Universal transaction that resulted in the divestiture of approximately 80% of Vivendi Universal's interest in VUE.
(c) The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors' assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(d) Finance lease contracts that may include a purchase option in favor of the lessee (French "credit bail" contracts); also includes various rental guarantees relating to real-estate defeasance transactions.

(e) Comprised of numerous individual items (of which bonds of E770 million and other financial long-term debt of E668 million) for a total of E762 million in fixed interest rate debt with interest rates ranging from 0% to 8.67%, maturing from 2005 to 2040 and E676 million in variable interest rate debt with interest rates ranging from EURIBOR 3 months -0.27% to LIBOR GBP 6 months +2.25%, maturing from 2005 to 2009.

(f) In May 2002, Vivendi Universal acquired the entertainment assets of InterActiveCorp. Following this transaction, IAC received VUE class A and B preferred interests, the liquidation amount of which was $750 million and $1.75 billion, respectively, (the latter being refundable against 56.6 million common shares in IAC, via put and call options agreed between Vivendi Universal and IAC). These preferred interests have the following characteristics:

      - class A preferred interests: Paid-In-Kind (PIK) interest at 5% per year; maturity on the 20th anniversary of the closing (i.e. May 2022).

      - class B preferred interests: cash interest at 3.6% per annum and PIK interest at 1.4% per year; refundable on Vivendi Universal's or IAC's initiative after 20 years.

(g) Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, E1,923 million is fixed interest rate debt with interest rates ranging from 0% to 8.39% and E1,494 million is variable interest rate debt with interest rates of EURIBOR 3 months -0.3% and EURIBOR 1 month +1.5%.

                                                    Unaudited, French GAAP Basis

      6.2. FINANCIAL NET DEBT AS OF DECEMBER 31, 2003

                                                                                   DECEMBER 31, 2003
                                                             -----------------------------------------------------------------------
                                                                             Bank Overdrafts and Other Short-Term
                                                                                        Borrowings
                                                                          -----------------------------------------
                                                                             Current
                                                                            Portion of
                                                             Long-Term      Long-Term     Other Short- Total Short-
(In millions of euros)                                         Debt           Debt         Term Debt    Term Debt          Total
                                                             ---------      ----------    ------------ ------------    ------------
E3 billion multicurrency revolving credit facility           E       -      E        -    E        992 E        992    E        992
E2.5 billion dual currency facility                              1 000               -               -            -           1 000
VUE securitization program                                         602               -               -            -             602
VUE - $920 million loan agreement                                  739               -               -            -             739
Finance leases                                                     196               -               -            -             196
Other secured debt                                                 194 (b)           -               2            2             196
                                                             ---------      ----------    ------------ ------------    ------------
 TOTAL SECURED DEBT                                    (a)   E   2 731      E        -    E        994 E        994    E      3 725
                                                             ---------      ----------    ------------ ------------    ------------
VUE class A and B preferred interests                            2 097               -               -            -           2 097
Other                                                              360             624             520        1 144           1 504
                                                             ---------      ----------    ------------ ------------    ------------
 TOTAL UNSECURED SUBSIDIARIES' DEBT                          E   2 457      E      624    E        520 E      1 144    E      3 601
                                                             ---------      ----------    ------------ ------------    ------------
Senior notes 9.25% - 9.5% (2010)                                 1 076               -               -            -           1 076
Senior notes 6.25% (2008)                                        1 283               -               -            -           1 283
Veolia Environnement exchangeable 2% (March 2006)                   28 (c)           -               -            -              28
Vivendi Universal convertible 1.25% (OCEANE - January 2004)          -           1 699 (d)           -        1 699           1 699
Vinci exchangeable 1% (March 2006)                                 527               -               -            -             527
Sogecable exchangeable 1.75% (October 2008)                        605               -               -            -             605
Other                                                              914 (b)         748             217          965           1 879
                                                             ---------      ----------    ------------ ------------    ------------
 TOTAL OTHER UNSECURED DEBT                                  E   4 433      E    2 447    E        217 E      2 664    E      7 097
                                                             ---------      ----------    ------------ ------------    ------------
GROSS DEBT                                                   E   9 621      E    3 071    E      1 731 E      4 802 (e)E     14 423
                                                             =========      ==========    ============ ============    ============
Cash and cash equivalents                                                                                                    (2 858)
                                                                                                                       ------------
FINANCIAL NET DEBT                                                                                                     E     11 565
                                                                                                                       ============

(a) The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors' assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(b) Comprised of numerous individual items (of which bonds of E742 million and other financial long-term debt of E681 million) for a total of E781 million in fixed interest rate debt with interest rates ranging from 0% to 9.25%, maturing from 2005 to 2040 and E642 million in variable interest rate debt with interest rates ranging from EURIBOR 3 months -0.27% to LIBOR GBP 6 months +2.25%, maturing from 2005 to 2009.

(c) Following the exercise of a put by investors in March 2003, Vivendi Universal reimbursed most of these bonds exchangeable in Veolia Environnement shares for a total cost of E1.8 billion.

(d) As at December 31, 2003, 6,023,946 bonds were outstanding. They were fully repaid in cash in January 2004.

(e) Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, E3,424 million is fixed interest rate debt with interest rates ranging from 0% to 9% and E1,378 million is variable interest rate debt with interest rates of EURIBOR 3 months -0.3% and LIBOR USD 1 year +8%.

      6.3. BREAKDOWN OF LONG-TERM DEBT BY CURRENCY


                                March 31,   December 31,
(In millions of euros)             2004         2003
                               ----------- --------------
Euros                           E    4 193  E       4 262
U.S. dollars                         5 299          5 154
British pounds                         203            205
                                ----------  -------------
  TOTAL LONG-TERM DEBT          E    9 695  E       9 621
                                ==========  =============

                                                    Unaudited, French GAAP Basis

NOTE 7. OTHER FINANCIAL EXPENSES, NET OF PROVISIONS

                                                       Quarter ended March 31, 2004
                                                    ----------------------------------
                                                     Financial    Financial
                                                     expense      provisions,
                                                    (expense)/    (accrual)/
(In millions of euros)                               income        reversal       Net
                                                    ----------  -------------   ------
Mark to market of DuPont shares                     E        -  E         (48)  E  (48)
Mark to market of interest rate swaps                        -            (42)     (42)
Other, net                                                 (19)           (12)     (31)
                                                    ----------  -------------   ------
                                                    E      (19) E        (102)  E (121)
                                                    ==========  =============   ======

                                                                                    Quarter ended March 31, 2003
                                                                                ------------------------------------
                                                                                 Financial      Financial
                                                                                  expense      provisions,
                                                                                 (expense)/    (accrual) /
(In millions of euros)                                                            income        reversal      Net
                                                                                -----------  -------------  --------
Provision reversal on remaining InterActiveCorp warrants                        E         -  E          66  E     66
Sale of impaired investment in Softbank Capital Partners                                 29              -        29
Sale of 32.2 million of IAC warrants                                                   (253)           253         -
Settlement of put options on treasury shares                                           (104)           104         -
Premium paid as part of Veolia Environnement exchangeable bond redemption               (63)            63         -
Mark to market of interest rate swaps                                                     -            (42)      (42)
Foreign exchange losses                                                                 (80)             -       (80)
Other, net                                                                              (53)           (66)     (119)
                                                                                -----------  -------------  --------
                                                                                E      (524) E         378  E   (146)
                                                                                ===========  =============  ========

NOTE 8. GAIN ON BUSINESSES SOLD, NET OF PROVISIONS


                                                                          Income / (Expense)
                                                                --------------------------------
                                                                           Provision
                                                                           reversal /
Quarter ended March 31, 2004                                     Gross     (accrual)       Net
-----------------------------                                   -------   -----------   --------
                                                                     (In millions of euros)
Abandonment of Internet operations                              E    43  E         (12) E     31
Atica & Scipione                                                     (8)             -        (8)
Sportfive (divestiture closed on June 25, 2004)                     (15)            11        (4)
Other                                                               (19)            11        (8)
                                                                -------  -------------  --------
                                                                E     1  E          10  E     11
                                                                =======  =============  ========

                                                Income /
                                               (Expense)
                                        ----------------------
Quarter ended March 31, 2003                     Net
----------------------------            ----------------------
                                        (In millions of euros)
Consumer Press Division                                    104
Canal+ Technologies                                        (15)
Other                                                       (8)
                                        ----------------------
                                        E                   81
                                        ======================

                                                    Unaudited, French GAAP Basis

NOTE 9. INCOME TAXES

The reconciliation of the differences between the French statutory tax rate and Vivendi Universal's effective income tax rate is as follows:

                                                                    Quarter ended March 31,
(In millions of euros, excluding %)                                   2004           2003
                                                                   ----------     ----------
Net loss                                                           E       (6)    E     (319)
Add back
 Income tax expense                                                       297            307
 Minority interests                                                       266            256
                                                                   ----------     ----------
NET INCOME BEFORE INCOME TAX EXPENSE AND MINORITY INTERESTS        E      557     E      244
                                                                   ==========     ==========
FRENCH STATUTORY RATE                                                    35,4%          35,4%
Theoretical income tax expense based on French statutory rate            (197)           (86)
Reconciliation from theoretical to effective income tax expense:
 Nondeductible goodwill amortization                                      (52)          (100)
 Long-term capital gains (losses) taxed at reduced tax rates                -             18
 Tax losses                                                               (94)           (83)
 Other, net                                                                46            (56)
                                                                   ----------     ----------
EFFECTIVE INCOME TAX EXPENSE                                       E     (297)    E     (307)
                                                                   ==========     ==========
EFFECTIVE INCOME TAX RATE                                                53,3%         125,8%

Since December 31, 2003, the deferred tax assets and liabilities have not changed significantly. The deferred tax liabilities include notably deferred taxes reported by Seagram related to DuPont share redemption, the treatment of which is challenged by the US Internal Revenue Service.

French finance bill for 2004 provides for unlimited carry forward of existing ordinary losses at December 31, 2003. Long-term capital losses are still subject to a 10 year carry forward limitation. As of December 31, 2003, Vivendi Universal had E12.3 billion in losses to carry forward at the tax rate due on regular income and E23 billion in long-term capital losses to carry forward at the reduced capital gain tax rate. The latter mainly related to valuation allowances accrued in respect to investments.

The years ended December 31, 2001, 2002 and 2003 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Vivendi Universal's management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of the company.

NOTE 10. CONSOLIDATED STATEMENT OF CASH FLOWS

      10.1. DEPRECIATION AND AMORTIZATION

                                                      Quarter ended March 31,
(In millions of euros)                                  2004          2003
                                                     ----------    ----------
Depreciation of property, plant and equipment        E     297     E      356
Amortization of other intangible assets                    168            171
Other operating provisions and allowances, net             (22)             -
Goodwill amortization                                      146            283
                                                     ---------     ----------
TOTAL DEPRECIATION AND AMORTIZATION                  E     589     E      810
                                                     =========     ==========

      10.2. SELECTED CONTRIBUTION DATA TO CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FIRST QUARTER OF 2004

                                                                 SFR                       Vivendi
                                                               Cegetel     Maroc          Universal
(In millions of euros)                                          Group     Telecom       Entertainment
                                                               -------    -------       -------------
Net cash provided by operating activities                      E   581    E   157         E      274
Net cash provided by (used for) investing activities              (156)       (36)               (34)
Net cash provided by (used for) financing activities            (1 285)      (256)              (287)
Foreign exchange translation adjustment                              -          3                  2
                                                               -------    -------         ----------
  CHANGE IN CASH AND CASH EQUIVALENTS                          E  (860)   E  (132)        E      (45)
                                                               =======    =======         ==========
Dividends paid by these subsidiaries to Vivendi Universal      E   802    E    78 (a)     E        -

(a) After a 10% deduction at source.

                                                    Unaudited, French GAAP Basis

NOTE 11. BUSINESS SEGMENT DATA

Each reportable segment is a business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, marketing and distribution requirements. As at March 31, 2004, Vivendi Universal has two main businesses with different segments: Media with Canal+ Group, Universal Music Group, Vivendi Universal Games and Vivendi Universal Entertainment (approximately 80% of which was divested on May 11, 2004), Telecom with SFR Cegetel Group and Maroc Telecom. Management evaluates the performance of these segments and allocates resources to them based on several performance measures. There are no significant intersegment revenues; however, corporate headquarters allocates a portion of its costs to each of the operating segments on a basis consistent with the historical practices of the Company.

                                                    Unaudited, French GAAP Basis

      11.1. STATEMENT OF INCOME


                                               Universal    Vivendi       Vivendi                    SFR
                                      Canal+     Music     Universal     Universal                 Cegetel    Maroc
                                       Group     Group       Games     Entertainment    MEDIA       Group    Telecom   TELECOM
                                      -------  ---------   ---------   -------------  ---------   --------   --------  -------
                                                                        (In millions of euros)
QUARTER ENDED MARCH 31, 2004
Revenues                              E   923  E     978   E    77     E     1 493    E   3 471   E  2 058   E   376   E 2 434
Operating expenses exc. depreciation     (792)      (898)     (109)         (1 202)      (3 001)    (1 293)     (160)   (1 453)
Depreciation and amortization             (51)       (79)      (10)            (44)        (184)      (211)      (55)     (266)
Other                                      (6)       (17)       (3)             (1)         (27)        (2)        -        (2)
                                      -------  ---------   -------     -----------    ---------   --------   -------   -------
OPERATING INCOME                      E    74  E     (16)  E   (45)    E       246    E     259   E    552   E   161   E   713
                                      =======  =========   =======     ===========    =========   ========   =======   =======
QUARTER ENDED MARCH 31, 2003
Revenues                              E 1 166  E   1 100   E   106     E     1 446    E   3 818   E  1 781   E   357   E 2 138
Operating expenses exc. depreciation     (893)    (1 047)     (111)         (1 169)      (3 220)    (1 126)     (161)    1 287)
Depreciation and amortization             (82)       (73)      (17)            (64)        (236)      (187)      (58)     (245)
Other                                     (33)        (8)       (2)              -          (43)        (3)        -        (3)
                                      -------  ---------   -------     -----------    ---------   --------   -------   -------
OPERATING INCOME                      E   158  E     (28)      (24)    E       213    E     319   E    465   E   138   E   603
                                      =======  =========   =======     ===========    =========   ========   =======   =======
YEAR ENDED DECEMBER 31, 2003
Revenues                              E 4 158  E   4 974   E   571     E     6 022    E  15 725   E  7 574   E 1 471   E 9 045
Operating expenses exc. depreciation   (3 531)    (4 536)     (661)         (4 898)     (13 626)    (4 875)     (630)   (5 505)
Depreciation and amortization            (282)      (287)      (89)           (207)        (865)      (759)     (218)     (977)
Other                                     (98)       (81)      (22)             14         (187)       (21)        5       (16)
                                      -------  ---------   -------     -----------    ---------   --------   -------   -------
OPERATING INCOME                      E   247  E      70   E  (201)    E       931    E   1 047   E  1 919   E   628   E 2 547
                                      =======  =========   =======     ===========    =========   ========   =======   =======

                                         Holding                     TOTAL
                                           &                        VIVENDI
                                      Corporate (a)   Others (b)   UNIVERSAL
                                      -------------   ----------   ---------
                                             (In millions of euros)
Revenues                              E        -      E      68    E   5 973
Operating expenses exc. depreciation         (41)           (54)      (4 549)
Depreciation and amortization                 (4)           (11)        (465)
Other                                         (1)             1          (29)
                                      ----------      ---------    ---------
OPERATING INCOME                      E      (46)     E       4    E     930
                                      ==========      =========    =========
QUARTER ENDED MARCH 31, 2003
Revenues                              E        -      E     276    E   6 232
Operating expenses exc. depreciation         (58)          (250)      (4 815)
Depreciation and amortization                (11)           (35)        (527)
Other                                         (2)             2          (46)
                                      ----------      ---------    ---------
OPERATING INCOME                      E      (71)     E      (7)   E     844
                                      ==========      =========    =========
YEAR ENDED DECEMBER 31, 2003
Revenues                              E        -      E     712    E  25 482
Operating expenses exc. depreciation        (252)          (651)     (20 034)
Depreciation and amortization                (37)           (98)      (1 977)
Other                                        (41)            82         (162)
                                      ----------      ---------    ---------
OPERATING INCOME                      E     (330)     E      45    E   3 309
                                      ==========      =========    =========

(a) Holding & Corporate operating expenses are primarily comprised of occupancy costs and compensation and benefits related to corporate employees.

(b) Includes companies that Vivendi Universal has sold or intends to sell (Publishing excluding VU Games and Internet until December 31, 2003 as well as Vivendi Telecom International and Vivendi Valorisation).

                                                    Unaudited, French GAAP Basis

      11.2. CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED STATEMENT OF CASH FLOWS


                                               Universal    Vivendi       Vivendi                    SFR
                                      Canal+     Music     Universal     Universal                 Cegetel    Maroc
                                       Group     Group       Games     Entertainment    MEDIA       Group    Telecom   TELECOM
                                      -------  ---------   ---------   -------------  ---------   --------   --------  -------
                                                                        (In millions of euros)
MARCH 31, 2004
Goodwill                              E 3 498  E   4 150   E      50   E      6 545   E  14 243   E  3 075   E    743  E 3 818
Other intangible assets                 1 213      2 655         150          4 805       8 823      2 471        330    2 801
Investments accounted
   for using the equity method            259         37           -            600         896         50          -       50
Total assets                          E 7 018  E   8 663   E     613   E     17 115   E  33 409   E 10 426   E  3 298  E13 724
Capital expenditures         (b)      E    31  E       7   E       1   E         26   E      65   E    159   E     36  E   195

DECEMBER 31, 2003
Goodwill                              E 3 500  E   4 114   E      50   E      6 204   E  13 868   E  3 100   E    744  E 3 844
Other intangible assets                 1 410      2 514         149          4 769       8 842      2 487        336    2 823
Investments accounted
   for using the equity method            231         36           -            703         970         50          -      50
Total assets                          E 7 762  E   9 046   E     707   E     16 810   E  34 325   E 11 285   E  3 440  E14 725
Capital expenditures         (b)      E   207  E      45   E      16   E        120   E     388   E    936   E    184  E 1 120

                                        Holding                      TOTAL
                                           &                        VIVENDI
                                       Corporate      Others (a)   UNIVERSAL
                                       ---------      ----------   ---------
                                              (In millions of euros)
Goodwill                              E         (3)   E       34   E  18 092
Other intangible assets                         57            49   E  11 730
Investments accounted
   for using the equity method                 101            49   E   1 096
Total assets                          E      3 628    E    1 866   E  52 627
Capital expenditures         (b)      E          -    E       17   E     277

DECEMBER 31, 2003
Goodwill                              E          -    E       77   E  17 789
Other intangible assets                         60            53      11 778
Investments accounted
   for using the equity method                  61             2       1 083
Total assets                          E      3 646    E    2 224   E  54 920
Capital expenditures         (b)      E          1    E       43   E   1 552

(a) Includes companies that Vivendi Universal has sold or intends to sell (Publishing excluding VU Games and Internet until December 31, 2003 as well as Vivendi Telecom International and Vivendi Valorisation).

(b)   Corresponds to the purchase of tangible and intangible assets.

                                                    Unaudited, French GAAP Basis

NOTE 12. COMMITMENTS, CONTINGENCIES AND LITIGATION

      12.1. COMMITMENTS AND CONTINGENCIES

Vivendi Universal and its subsidiaries have various contractual obligations, commercial commitments and contingent liabilities assumed in the normal course of business, including sports rights, broadcasting rights, creative talent and employment agreements, lease obligations, and performance guarantees, amongst others. In addition, Vivendi Universal and its subsidiaries have entered into various guarantees or other agreements pursuant to which they have contingent liabilities not recorded as liabilities in the consolidated financial statements. Commitments and contingencies are detailed in note 29 Commitments and Contingencies to the unaudited consolidated financial statements of Vivendi Universal, contained in the Company's Form 20-F for the year ended December 31, 2003. As at March 31, 2004, no significant change has taken place.

On May 11, 2004, the closing of the combination of NBC's and Vivendi Universal Entertainment's (VUE) operations led to the deconsolidation of VUE and of the related commitments and contingencies except those associated with VUE's assets not sold. Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, retained businesses and liabilities (up to a certain amount), the divestiture of certain businesses and other matters customary for a transaction of this type.

On June 29 and 30, 2004, two office towers located at La Defense in Paris, owned by Philip Morris Capital Corporation and for which Vivendi Universal provided financial commitments, were sold. As a result of this sale, financial commitments valued at E270 million were eliminated and Vivendi Universal received a net cash payment of E47 million. In addition, a pledge made by Vivendi Universal, for a value of approximately $47 million, and made in favor of Philip Morris Capital Corporation, was released. Concurrently with this sale, Vivendi Universal granted rental guarantees to the buyer of one of the towers, resulting in a maximum exposure of E16 million, which will expire no later than April 2006.

      12.2. LITIGATION

Vivendi Universal is subject to various litigation in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations. A summary of the ongoing litigation against the Company and its update are contained in the Company's Form 20-F for the year ended December 31, 2003. The following paragraphs update those disclosures through July 12, 2004.

Securities Class Action Litigation

On April 1, 2004, the Court heard oral argument on defendants' motion to dismiss Liberty Media's complaint filed by Vivendi Universal. The complaint alleged violation of the US securities laws that occurred after December 16, 2001 - the date on which Vivendi Universal and Liberty Media executed one of the agreements in connection with the creation of VUE. Liberty Media alleged also failure to disclose adequately the sale of certain put options and its stock repurchase program. The Court rejected those claims. Vivendi Universal and Universal Studios filed their Answer and Defenses to plaintiffs' claims on June 7, 2004.

On that same day and by separate decision, the Court rejected one of the claims against Vivendi Universal in the securities class action litigation. The Court ruled that the shareholders could not take any legal action on the ground of 1933 Securities Act, Section 14 (a) for alleged false or materially misleading statement or omissions in the Stock Exchange prospectus given jointly by Vivendi Universal and Seagram during the acquisition of Seagram in 2000.

Investigation by the French Autorite des Marches Financiers (AMF)

On May 4, 2004, the AMF opened a formal investigation into certain share repurchases made by Vivendi Universal between September 1, 2001, and December 31, 2001. That investigation is ongoing.

Tax Dispute

On January 30, 2004, IAC filed a motion for judgement on the pleadings. Vivendi Universal opposed that motion and oral argument on plaintiffs' motion occurred on May 12, 2004.

On June 30, 2004, the Vice Chancellor of the Court of Chancery of the State of Delaware granted plaintiffs' motion for judgment on the pleadings.

Vivendi Universal intends to appeal the ruling.

                                                    Unaudited, French GAAP Basis

C- SUPPLEMENTAL DATA: VUE PRO FORMA

         UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited condensed pro forma consolidated statement of income has been prepared in accordance with Rule 11-02 of Regulation S-X under the Exchange Act, assuming that the deconsolidation of VUE occurred on January 1, 2003, and the equity method of accounting for the investment in VUE was used for all of 2003. The following unaudited condensed pro forma consolidated financial position has been prepared assuming the deconsolidation of VUE occurred on December 31, 2003. The following unaudited condensed pro forma consolidated statements of income and financial position are not necessarily indicative of the actual results of operations which would have occurred had the deconsolidation occurred on these dates, nor are they necessarily indicative of future operating results. The following unaudited condensed pro forma consolidated statements of income and financial position do not give effect to the acquisition of an approximate 20% interest in NBC Universal.

              UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENTS
                        OF INCOME AS OF DECEMBER 31, 2003

                                                                         YEAR ENDED DECEMBER 31, 2003
                                                                            (FRENCH GAAP, UNAUDITED)
                                                                 -------------------------------------------
                                                                                DECONSOLIDATION
                                                                  REPORTED           OF VUE        PRO FORMA
                                                                 ----------     ---------------    ---------
                                                                            (IN MILLIONS OF EUROS)
REVENUES                                                         E   25 482     E        (6 022)   E  19 460
Operating expenses                                                  (22 173)              5 091      (17 082)
                                                                 ----------     ---------------    ---------
OPERATING INCOME                                                      3 309                (931)       2 378
Financing and other expense, net                                     (1 207)                236         (971)
                                                                 ----------     ---------------    ---------
INCOME (LOSS) BEFORE GAIN ON BUSINESSES SOLD, NET OF
PROVISIONS, INCOME TAXES, EQUITY INTEREST, GOODWILL
AMORTIZATION AND MINORITY INTERESTS                                   2 102                (695)       1 407
Gain on businesses sold, net of provisions                              602                 (18)         584
Income tax expense                                                      408                 175          583
                                                                 ----------     ---------------    ---------
INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL
AMORTIZATION AND MINORITY INTERESTS                                   3 112                (538)       2 574

Equity in (losses) earnings of unconsolidated companies and
sold affiliates                                                          72                 (12)          60
Goodwill amortization & impairment                                   (3 115)                520       (2 595)
                                                                 ----------     ---------------    ---------
INCOME (LOSS) BEFORE MINORITY INTERESTS                                  69                 (30)          39
Minority interests                                                   (1 212)                 30       (1 182)
                                                                 ----------     ---------------    ---------
NET LOSS                                                         E   (1 143)    E             -    E  (1 143)
                                                                 ==========     ===============    =========
LOSS PER BASIC SHARE                                             E    (1,07)                       E   (1,07)
                                                                 ==========                        =========
ADJUSTMENTS TO CONFORM TO U.S. GAAP:

 Business combination and goodwill                                    1 021                (333)         688
 Impairment losses of goodwill and other intangible assets             (742)                  -         (742)
 Impairment of long-lived assets                                        (25)                  -          (25)
 Intangible assets                                                     (152)                  -         (152)
 Financial instruments                                                  155                 (37)         118
 Employee benefit plans                                                 (66)                 41          (25)
 Other                                                                   50                 (11)          39
Tax effect                                                             (428)                 25         (403)
Deduction of income from discontinued operations                       (306)                  -         (306)
Adjustments to conform to U.S. GAAP relative to VUE                       -                 315          315
                                                                 ----------     ---------------    ---------
                                                    Sub-total          (493)                  -         (493)
                                                                 ----------     ---------------    ---------
U.S. GAAP NET LOSS FROM CONTINUING OPERATIONS                    E   (1 636)    E             -    E  (1 636)
                                                                 ==========     ===============    =========

                                                    Unaudited, French GAAP Basis

            UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF
                   FINANCIAL POSITION AS OF DECEMBER 31, 2003

                                                                         YEAR ENDED DECEMBER 31, 2003
                                                                            (FRENCH GAAP, UNAUDITED)
                                                                 -------------------------------------------
                                                                                DECONSOLIDATION
(in millions of euros)                                            REPORTED           OF VUE        PRO FORMA
                                                                 ----------     ---------------    ---------
ASSETS
Goodwill, net                                                       17 789           (6 203)        11 586
Other intangible assets, net                                        11 778           (4 770)         7 008
Property, plant and equipment, net                                   6 365           (1 042)         5 323
Investments accounted for using the equity method                    1 083            5 469          6 552
Other investments                                                    3 549             (827)         2 722
                                                                 ---------      -----------        -------
     TOTAL LONG-TERM ASSETS                                         40 564           (7 373)        33 191
                                                                 ---------      -----------        -------

Inventories and work-in-progress                                       744             (209)           535
Accounts receivable                                                  8 809           (2 384)         6 425
Deferred tax assets                                                  1 546              (56)         1 490
Short-term loans receivable                                            140               (1)           139
Marketable securities                                                  259                -            259
Cash and cash equivalents                                            2 858            2 807          5 665
                                                                 ---------      -----------        -------
     TOTAL CURRENT ASSETS                                           14 356              157         14 513
                                                                 ---------      -----------        -------
TOTAL ASSETS                                                        54 920           (7 216)        47 704
                                                                 =========      ===========        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

     TOTAL SHAREHOLDERS' EQUITY                                     11 923              917         12 840

Minority interests                                                   4 929             (952)         3 977
Other Equity                                                         1 000                -          1 000
Deferred income                                                        560              (97)           463
Provision                                                            2 294              (49)         2 245
Long-term debt                                                       9 621             (213)         9 408
Other non-current liabilities and accrued expenses                   2 407             (799)         1 608
                                                                 ---------      -----------        -------
     TOTAL NON-CURRENT LIABILITIES                                  32 734           (1 193)        31 541
                                                                 ---------      -----------        -------

Accounts payable                                                    12 261           (1 880)        10 381
Deferred taxes                                                       5 123           (1 661)         3 462
Bank overdrafts and other short-term borrowings                      4 802           (2 482)         2 320
                                                                 ---------      -----------        -------
     TOTAL CURRENT LIABILITIES                                      22 186           (6 023)        16 163
                                                                 ---------      -----------        -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          54 920           (7 216)        47 704
                                                                 =========      ===========        =======

                                                    Unaudited, French GAAP Basis

                                      S-2